Exhibit 99.1

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult with your investment dealer, broker, lawyer or other professional advisor. This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. If you have questions, you may contact Cronos Group Inc.’s proxy solicitation agent, Innisfree M&A Incorporated, by telephone at 1-888-750-5834 (toll-free in North America) or 1-412-232-3651 (outside North America) or Cronos Group Inc.’s Investor Relations at 1-416-504-0004 or investor.relations@thecronosgroup.com.

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

FOR THE

SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON

FEBRUARY 21, 2019

DATED AS OF DECEMBER 31, 2018

The board of directors of Cronos Group Inc., after consultation with its legal and financial advisors, unanimously approved the proposed transaction discussed in the enclosed management information circular and is unanimously recommending that holders of common shares of Cronos Group Inc. vote FOR (A) the Transaction Approval Resolution (as defined in the enclosed management information circular) and (B) the election of the Altria Nominees (as defined in the enclosed management information circular) as directors of Cronos Group Inc.

MESSAGE TO SHAREHOLDERS

Cronos Group Inc. (the “Company”) is pleased to invite you to join us at our special meeting (the “Meeting”) of holders of common shares (the “Shares”) of the Company (the “Shareholders”). The Meeting will be held at the offices of Blake, Cassels & Graydon LLP located at 199 Bay Street, Suite 4000, Commerce Court West, Toronto, Ontario, at 10:00 a.m. (Toronto time) on February 21, 2019.

The accompanying management information circular (the “Circular”) contains important information about voting on the business to be transacted at the Meeting.

As announced on December 7, 2018, the Company has entered into a subscription agreement, dated as of December 7, 2018, (the “Subscription Agreement”) with Altria Summit LLC (the “Purchaser”), a wholly owned subsidiary of Altria Group, Inc. (“Altria”), and, solely for certain limited purposes set forth therein, Altria, pursuant to which the Purchaser has agreed to purchase: (i) 146,220,892 Shares (subject to adjustment in the manner described below) (the “Subscription Shares”) at a price of $16.25 per Share; and (ii) one warrant (the “Warrant”) of the Company (which may be exercised in full or in part at any time and from time to time) entitling the holder thereof, upon the valid exercise in full thereof, to acquire, accept and receive from the Company an aggregate of 72,207,848 Shares (subject to adjustment in the manner described below) having an initial exercise price of $19.00 per Share, for an aggregate subscription price of $2,376,089,495, which may be adjusted in the event the number of Subscription Shares is adjusted (the “Investment”).

It is expected that the Purchaser will have beneficial ownership of approximately 45% of the issued and outstanding Shares (calculated on a non-diluted basis without taking into account the exercise of the Warrant) as of closing of the Investment. Assuming the Warrant is exercised in full on the closing of the Investment, it is expected that the Purchaser would have beneficial ownership of approximately 55% of the issued and outstanding Shares (calculated on a non-diluted basis). Neither the Purchaser nor Altria has made any indication as to the likelihood or, if applicable, the timing of the Purchaser’s exercise of the Warrant. The Subscription Agreement contains certain adjustment provisions to ensure that the number of Shares issuable at closing of the Investment represents 45% of the issued and outstanding Shares (calculated on a non-diluted basis without taking into account the exercise of the Warrant) and that the Warrant, if exercised in full on the closing of the Investment, would result in a 10 percentage-point increase to Altria’s beneficial ownership of the issued and outstanding Shares (calculated on a non-diluted basis).

The price per Subscription Share represents a 41.5% premium to the Company’s 10-day volume weighted average price (“VWAP”) on the Toronto Stock Exchange (the “TSX”), ending November 30, 2018, the last unaffected trading day prior to when the Company publicly disclosed preliminary discussions with Altria, and the exercise price of the Warrant represents an implied premium of 65.5% to the 10-day VWAP of the Shares on the TSX on November 30, 2018.

In addition to the Investment, Shareholders are being asked to approve matters ancillary to the Investment, including the election of four new directors nominated by Altria (the “Altria Nominees”) to the board of directors of the Company (the “Board”) and certain agreements related to, among other things, certain governance rights to be provided to Altria subject to certain restrictions (such matters, together with the Investment, being collectively referred to as the “Transaction”).

The proposed strategic partnership between the Company and Altria provides the Company with additional financial resources, product development and commercialization capabilities, and deep regulatory expertise to better position the Company to compete, scale and lead the rapidly growing global cannabis industry. The Investment, combined with Altria’s expertise and complementary capabilities, is expected to better position the Company for significant growth and value creation, with benefits to all of the Company’s stakeholders, including the Shareholders, employees and partners.

The Board, after consultation with its legal and financial advisors, has unanimously determined that the Transaction is advisable and in the best interests of the Company. The Board is unanimously recommending that Shareholders vote FOR (A) the Transaction Approval Resolution (as defined in the accompanying Circular) and (B) the election of the Altria Nominees as directors of the Company. The recommendation of the Board is based on various factors described more fully in the accompanying Circular. Each director and executive officer of the Company intends to vote all of such individual’s Shares FOR (A) the Transaction Approval Resolution and (B) the election of the Altria Nominees as directors of the Company.

The enclosed documents also describe the Transaction and related matters in more detail and set forth the actions to be taken by you at the Meeting.

The Transaction is subject to approval by at least a majority of the votes cast by Shareholders, in person or by proxy, at the Meeting, regulatory approval pursuant to the Investment Canada Act, and other customary closing conditions, as more particularly further described in the accompanying Circular.

Your participation in the Meeting is important to us. We encourage all Shareholders to take the opportunity to read the accompanying Circular in full and in advance of the Meeting as it details important information that will assist you in exercising your right to vote as a Shareholder. If the Transaction is not approved by Shareholders or if the Altria Nominees are not elected as directors of the Company, the Company will neither receive any Transaction proceeds nor benefit from the proposed strategic partnership with Altria.

Registered Shareholders as of the record date of January 7, 2019 can exercise their right to vote on the business before the Meeting by either attending in person or by completing and submitting a proxy. Instructions on how to vote by proxy are included in the accompanying Circular. To ensure that your vote is recorded, please return the enclosed form of proxy in the envelope provided, properly completed and duly signed, to the Company’s transfer agent and registrar, TSX Trust Company, prior to 10:00 a.m. (Toronto time) on February 19, 2019 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the adjournment or postponement.

Non-registered Shareholders, including those who hold Shares in the name of a bank, trust company, securities dealer or broker, or other intermediary, will receive a voting instruction form that can be used to provide voting instructions. The voting instruction form contains instructions on how to complete the form, where to return it to and the deadline for returning it, which may be earlier than the deadline for registered Shareholders. It is important that you read and follow the instructions on the voting instruction form in order to have your vote count. If you are unsure about anything in such voting instructions, contact your bank, trust company, securities dealer or broker, or other intermediary through which you hold your Shares.

If you have questions or need assistance with the completion and delivery of your proxy, you may contact the Company’s proxy solicitation agent, Innisfree M&A Incorporated, by telephone at 1-888-750-5834 (toll-free in North America) or 1-412-232-3651 (outside North America).

We look forward to seeing you at the Meeting.

Sincerely,

“Michael Gorenstein”	“James Rudyk”

Michael Gorenstein	James Rudyk
Chairman, President and Chief Executive Officer	Lead Director

YOUR VOTE COUNTS!

Registered Shareholders

If your Shares are registered in your own name, you are a registered Shareholder. Registered Shareholders as of the record date of January 7, 2019 will have received a form of proxy from the Company’s transfer agent, TSX Trust Company. Follow the simple instructions on your proxy card to vote by Internet at the web address provided or by completing, signing and returning the proxy card in the postage-paid envelope provided. To ensure that your vote is recorded, please return the enclosed form of proxy in the envelope provided, properly completed and duly signed, to the Company’s transfer agent and registrar, TSX Trust Company, prior to 10:00 a.m. (Toronto time) on February 19, 2019 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the adjournment or postponement.

Non-Registered Shareholders

If your Shares are held in the name of a bank, trust company, securities dealer or broker, or other intermediary, you are a non-registered Shareholder. You will have received a request for voting instructions from your bank, trust company, securities dealer or broker, or other intermediary. Follow the instructions on your voting instruction form to vote by telephone, Internet or complete and sign the voting instruction form and mail in the postage-paid envelope provided. To vote in person at the Meeting follow the instructions on the voting instruction form.

CRONOS GROUP INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Shares”) of Cronos Group Inc. (the “Company”) will be held at the offices of Blake, Cassels & Graydon LLP located at 199 Bay Street, Suite 4000, Commerce Court West, Toronto, Ontario at 10:00 a.m. (Toronto time) on February 21, 2019, for the following purposes:

1.

to elect, conditional upon and effective as of the closing of the transactions contemplated by the subscription agreement (the “Subscription Agreement”), dated as of December 7, 2018, by and among the Company, Altria Summit LLC (the “Purchaser”), a wholly owned subsidiary of Altria Group, Inc. (“Altria”) and, solely for certain limited purposes set forth therein, Altria, Kevin C. Crosthwaite Jr., Bronwen Evans, Murray R. Garnick and Bruce A. Gates (the “Altria Nominees”), as directors of the Company, each to hold office until the close of the next annual meeting of Shareholders or until his or her successor has been duly elected and/or appointed and qualified or until his or her earlier death, resignation or removal pursuant to the articles of incorporation of the Company (as amended) and by-laws of the Company (as amended), the investor rights agreement contemplated by the Subscription Agreement, and applicable law, as more particularly described in the management information circular dated as of December 31, 2018 (the “Circular”) accompanying this notice of Meeting;

2.

to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in Schedule A to the accompanying Circular, approving the transactions contemplated by the Subscription Agreement, whereby, among other things, the Company will issue to the Purchaser, in a private placement transaction: (i) 146,220,892 Shares (subject to adjustment in accordance with the terms of the Subscription Agreement); and (ii) one warrant (the “Warrant”) of the Company (which may be exercised in full or in part at any time and from time to time) entitling the holder thereof, upon the valid exercise in full thereof, to acquire, accept and receive from the Company an aggregate of 72,207,848 Shares (subject to adjustment in accordance with the terms of the Subscription Agreement and with the terms and conditions of the warrant certificate representing and evidencing the Warrant), as more particularly described in the accompanying Circular; and

3.	to transact such further or other business as may properly come before the Meeting or any adjournment or postponement thereof.

The accompanying Circular provides important and detailed information relating to the matters to be dealt with at the Meeting and forms part of this notice.

Shareholders are encouraged to express their vote in advance by completing the form of proxy or voting instruction form provided to them.

Registered Shareholders as of the record date of January 7, 2019 may exercise their right to vote by completing and submitting the form of proxy provided to you. To be effective, the proxy must be received by the Company’s transfer agent and registrar, TSX Trust Company, prior to 10:00 a.m. (Toronto time) on February 19, 2019 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the adjournment or postponement. Registered Shareholders may also vote their Shares by attending the Meeting in person. Detailed instructions on how to complete and return proxies are provided in the accompanying Circular.

Non-registered Shareholders, including those who hold Shares in the name of a bank, trust company, securities dealer or broker, or other intermediary, will receive a voting instruction form that can be used to provide voting instructions. The voting instruction form contains instructions on how to complete the form, where to return it to and the deadline for returning it, which may be earlier than the deadline for registered Shareholders. If you are unsure about anything in such voting instructions, contact your intermediary through which you hold your Shares.

Shareholders may also vote their Shares through the Internet using the procedures described in the form of proxy or voting instruction form, as applicable.

It is important that you read and follow the instructions on how to vote by proxy included in the accompanying Circular or the instructions on your voting instruction form in order to have your vote count.

The voting rights attached to the Shares represented by proxy will be voted in accordance with the instructions indicated thereon. If no instructions are given, the voting rights attached to such Shares will be voted FOR (A) the Transaction Approval Resolution (as defined in the accompanying Circular) and (B) the election of the Altria Nominees as directors of the Company.

Failure to vote may result in the Transaction not being approved. If the Transaction is not approved by the Shareholders or if the Altria Nominees are not elected to the board of directors of the Company, the Company will neither receive any Transaction proceeds nor benefit from the proposed strategic partnership with Altria.

If you have any questions relating to the meeting, please contact the Company’s proxy solicitation agent, Innisfree M&A Incorporated, by telephone at 1-888-750-5834 (toll-free in North America) or 1-412-232-3651 (outside North America). For additional inquiries, you may contact the Company at 720 King Street West, Suite 320, Toronto, Ontario, M5V 2T3, by e-mail request to investor.relations@thecronosgroup.com.

DATED the 31st day of December, 2018.

BY ORDER OF THE BOARD OF DIRECTORS

“Michael Gorenstein”

Michael Gorenstein
Chairman, President and Chief Executive Officer

CRONOS GROUP INC.

MANAGEMENT INFORMATION CIRCULAR

FOR THE SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 21, 2019

This management information circular (this “Circular”) is furnished in connection with the solicitation, by or on behalf of management of Cronos Group Inc. (the “Company”, “us”, “our” or “we”), of proxies to be used at the Company’s special meeting (the “Meeting”) of holders (“Shareholders”) of common shares of the Company (“Shares”) to be held on February 21, 2019 at the offices of Blake, Cassels & Graydon LLP at 199 Bay Street, Suite 4000, Commerce Court West, Toronto, Ontario at 10:00 a.m. (Toronto time) and at any adjournment or postponement thereof for the purposes set forth in the enclosed notice of meeting (the “Notice of Meeting”).

Unless otherwise indicated, the information contained in this Circular is given as of December 31, 2018. Certain information in this Circular pertaining to Altria Group, Inc. (“Altria”) and its wholly owned subsidiary, Altria Summit LLC (the “Purchaser” and together with the Company and Altria, the “Parties”), including, but not limited to, such information under the heading “Matters to be Acted Upon – The Transaction” has been furnished by Altria or is derived from Altria’s publicly available documents. Although the Company does not have any knowledge that would indicate that such information is untrue or incomplete, neither the Company nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, or for the failure by Altria to disclose events or information that may affect the completeness or accuracy of such information.

The Shares are traded on the Toronto Stock Exchange (the “TSX”) and on the NASDAQ Global Market (the “NASDAQ”) under the symbol “CRON”.

Unless otherwise specified, all references to “dollars” or “$” in this Circular are to Canadian dollars.

FORWARD-LOOKING INFORMATION

This Circular contains certain information that may constitute forward-looking information and forward-looking statements within the meaning of applicable securities laws (collectively, “Forward-Looking Statements”), which are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. All information contained herein that is not clearly historical in nature may constitute Forward-Looking Statements. In some cases, Forward-Looking Statements can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, expressions or phrases, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-Looking Statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of historical fact. Forward-Looking Statements in this Circular include, but are not limited to, statements with respect to:

•	the performance of the Company’s business and operations;

•	the Company’s expectations regarding revenues, expenses and anticipated cash needs;

•	the Company’s expectations regarding cash flow, liquidity and sources of funding;

•

the intended expansion of the Company’s facilities, the costs and timing associated therewith and the receipt of approval from Health Canada to increase the maximum production limits and sales from the expanded facilities;

•	the expected growth in the Company’s growing, cultivation and production capacities;

•	expectations with respect to future production costs;

•	expectations with respect to future sales and distribution channels, including the ability to secure additional provincial listings;

•	the expected methods to be used by the Company to distribute cannabis;

•	the competitive conditions of the industry;

•

the legalization of additional cannabis types and forms for recreational use in Canada, including federal, provincial and territorial regulations pertaining thereto, the related impact thereof and the Company’s intentions to participate in such markets;

•

the legalization of the use of cannabis for medical or recreational use in jurisdictions outside of Canada, the related timing and impact thereof and the Company’s intentions to participate in such markets outside of Canada, if and when such use is legalized;

•	laws and regulations and any amendments thereto applicable to the business of the Company;

•	the ability of the Company to execute on its strategy and the anticipated benefits of such strategy;

•	the competitive advantages and business strategies of the Company;

•	the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis;

•	the Company’s future product offerings;

•	the anticipated future gross margins of the Company’s operations;

•	expectations regarding the use of proceeds of equity financings, including the Investment (as defined below);

•	expectations regarding capital expenditures;

•	the grant, renewal and impact of any license or supplemental license to conduct activities with cannabis or any amendments thereof;

•

the Company’s expectations regarding the potential success of, and the costs and benefits associated with, its joint ventures and strategic alliances, including the strategic partnership with Ginkgo Bioworks, Inc. (“Ginkgo”);

•	the timing and completion of the Transaction (as defined below);

•	obtaining approval of Shareholders related to the Transaction;

•	obtaining the applicable government and regulatory approvals of the Transaction and the proposed terms and schedule of any applications and filings in respect thereof;

•	the anticipated benefits of the Transaction;

•	the exercise of the Warrant (as defined below) by the Purchaser;

•	the impact of covenants in favour of the Company; and

•	the composition of the board of directors of the Company (the “Board”), including, but not limited to, timing and appointment of the Altria Nominees (as defined below).

Certain of the Forward-Looking Statements in this Circular concerning the cannabis industry are based on estimates prepared by the Company using data from publicly available governmental sources, market research, industry analysis and assumptions based on data and knowledge of this industry, which the Company believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While the Company is not aware of any misstatement regarding any industry or government data or other information presented herein that is based on such data, the cannabis industry involves risks and uncertainties that are subject to change based on various factors, which factors are described further below.

Forward-looking statements are based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management’s perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. While we consider these assumptions to be reasonable based on information then currently available to management, there is no assurance that such expectations will prove to be correct. A variety of factors, including known and unknown risks, many of which are beyond our control, could cause actual results to differ materially from the Forward-Looking Statements in this Circular. Such factors include, without limitation, the ability to complete the Transaction on anticipated terms and timetable; the ability to obtain approval by Shareholders related to the Transaction and the ability to satisfy various other conditions to the closing of the transactions contemplated by the Subscription Agreement; the ability to obtain governmental and regulatory approvals of the Transaction on the proposed terms and schedule; any conditions imposed on the parties in connection with consummation of the Transaction; the risk that the cost savings and any other synergies from the Transaction may not be fully realized or may take longer to realize than expected; disruption from the Transaction making it more difficult to maintain relationships with customers, employees or suppliers; future levels of revenues; consumer demand for cannabis products; the Company’s ability to manage disruptions in credit markets or changes to its credit rating; future levels of capital, environmental or maintenance expenditures, general and administrative and other expenses; the success or timing of completion of ongoing or anticipated capital or maintenance projects; the business strategies, growth opportunities and expected investment; the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plan (either within the expected timeframe or at all); the potential effects of judicial or other proceedings on our business, financial condition, results of operations and cash flows; continued or further volatility in and/or degradation of general economic, market, industry or business conditions; compliance with applicable environmental, economic, health and safety, energy and other policies and regulations; the anticipated effects of actions of third parties such as competitors, activist investors or federal (including U.S. federal), state, provincial, territorial or local regulatory authorities, self-regulatory organizations or plaintiffs in litigation; and the factors discussed in the Company’s annual information form dated April 27, 2018 (the “Annual Information Form”) and its management’s discussion and analysis for the three and nine month periods ended September 30, 2018 and September 30, 2017 (the “MD&A”), both of which have been filed on SEDAR and EDGAR and can be accessed at www.sedar.com and www.sec.gov, respectively.

The purpose of Forward-Looking Statements is to provide the reader with a description of management’s expectations, and such Forward-Looking Statements may not be appropriate for any other purpose. You should not place undue reliance on Forward-Looking Statements contained in this Circular. Although the Company believes that the expectations reflected in such Forward-Looking Statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Forward-Looking Statements contained herein are made as of the date of this Circular, and are based on the beliefs, estimates, expectations and opinions of management on the date such Forward-Looking Statements are made. The Company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such Forward-Looking Statements, except as required by applicable law. The Forward-Looking Statements contained in this Circular are expressly qualified in their entirety by this cautionary statement.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation incorporated under and governed by the Business Corporations Act (Ontario). Most of our directors and officers, and some or all of the experts named in this Circular, are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and the experts named in this Circular who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of the Company’s directors and officers and experts under the United States federal securities laws or “blue sky” laws of any state within the United States. The Company has been advised by its Canadian legal counsel, Blake, Cassels & Graydon LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Company has also been advised by Blake, Cassels & Graydon LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

Shareholders residing in the United States should not assume that a Canadian court: (i) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (ii) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

EXCHANGE RATE INFORMATION

The following table sets forth, for each of the periods indicated, the period end exchange rate, the average exchange rate and the high and low exchange rates of one United States dollar in exchange for Canadian dollars, based on the historical noon exchange rates or, after March 1, 2017, the daily exchange rates, as reported by the Bank of Canada.

	Nine-Months Ended September 30,		Year Ended December 31,
	2018	2017	2018	2017
	$	$	$	$
High	1.3310	1.3743	1.3642	1.3743
Low	1.2288	1.2128	1.2288	1.2128
Average	1.2876	1.3074	1.2957	1.2986
Period End	1.2945	1.2480	1.3642	1.2545

QUESTIONS AND ANSWERS

The following are some, but not all, of the questions that you, as a Shareholder, may have in respect of the transaction with Altria and answers to those questions. These questions are provided for convenience only and should be read in conjunction with this Circular.

What am I voting on in respect of the Transaction?

Shareholders are voting on the issuance by the Company to the Purchaser, in a private placement transaction pursuant to the subscription agreement dated as of December 7, 2018 by and among the Company, the Purchaser and, solely for certain limited purposes set forth therein, Altria (the “Subscription Agreement”) of: (i) 146,220,892 Shares (the “Subscription Shares”) (subject to adjustment in accordance with the terms of the Subscription Agreement) at a price of $16.25 per Share; and (ii) one warrant (the “Warrant”) of the Company (which may be exercised in full or in part at any time and from time to time) entitling the holder thereof, upon the valid exercise in full thereof, to acquire, accept and receive from the Company an aggregate of 72,207,848 Shares (subject to adjustment in accordance with the terms of the Subscription Agreement and with the terms and conditions of the Warrant Certificate (as defined below) representing and evidencing the Warrant) having an initial exercise price of $19.00 per Share (the “Investment”).

The price per Subscription Share represents a 41.5% premium to the Company’s 10-day volume weighted average price (“VWAP”) on the TSX, ending November 30, 2018, the last unaffected trading day prior to when the Company publicly disclosed preliminary discussions with Altria, and the exercise price of the Warrant represents an implied premium of 65.5% to the 10-day VWAP of the Shares on the TSX on November 30, 2018.

In addition to authorizing the Investment, Shareholders are being asked to approve matters ancillary to the Investment, including the election of new directors to the Board and certain agreements as contemplated by the subscription agreement, including an investor rights agreement (the “Investor Rights Agreement”) to be entered into between the Company and Altria at closing of the Investment, and certain commercial support agreements (such matters, together with the Investment, being collectively referred to as the “Transaction”), as more particularly described in this Circular.

Pursuant to the Subscription Agreement, at the closing of the Transaction, Altria will have the right to nominate four directors, including one independent director, to serve on the Board, which will be increased from five to seven directors in connection with the Transaction. Altria has nominated Kevin C. Crosthwaite Jr., Bronwen Evans, Murray R. Garnick and Bruce A. Gates (the “Altria Nominees”) to serve as directors of the Board. At the Meeting, Shareholders are being asked to elect, conditional upon and effective as of closing of the transactions contemplated by the Subscription Agreement, the Altria Nominees in accordance with the Majority Voting Policy (as defined below), each to serve until his or her successor has been duly elected and/or appointed and qualified or until his or her earlier death, resignation or removal pursuant to the articles of incorporation of the Company (as amended) and by-laws of the Company (as amended), the Investor Rights Agreement and applicable law.

See “Matters to be Acted Upon – Election of Directors” and “Matters to be Acted Upon – The Transaction – Background to the Transaction”. The full text of the resolution in respect of the Transaction is set out in Schedule A to this Circular (the “Transaction Approval Resolution”).

What level of Shareholder support is required to approve the Transaction?

The Transaction Approval Resolution must be approved by at least a majority of the Shares voted by Shareholders, in person or by proxy, at the Meeting. In addition, each of the Altria Nominees must be elected at the Meeting as a director of the Company on an individual basis in the manner contemplated by this Circular. Such approval of the Transaction Approval Resolution, together with such election of each of the Altria Nominees, is referred to in this Circular collectively as the “Shareholder Approval”.

Why should I vote in favour of the Transaction?

The Company believes that the proposed strategic partnership between the Company and Altria provides the Company with additional financial resources, product development and commercialization capabilities, and deep regulatory expertise to better position the Company to compete, scale and lead the rapidly growing global cannabis industry.

If the Transaction is completed, Altria will invest cash of approximately $2.37 billion in the Company and will indirectly hold an approximate 45% equity interest (calculated on a non-diluted basis without taking into account the exercise of the Warrant) in the Company upon closing. Assuming the Warrant is exercised in full on the closing of the Investment, Altria will invest additional cash of approximately $1.37 billion and indirectly hold an approximate 55% equity interest (calculated on a non-diluted basis) in the Company.

In making its recommendation that Shareholders vote FOR (A) the Transaction Approval Resolution and (B) the election of the Altria Nominees as directors of the Company, the Board carefully considered a number of factors described in this Circular, including receipt of a fairness opinion (the “Fairness Opinion”) of its financial advisor, Lazard Canada Inc. (the “Financial Advisor”). On December 7, 2018, the Financial Advisor provided its opinion to the Board that, based upon and subject to the assumptions, qualifications and limitations set out in the Fairness Opinion, as of such date, the consideration to be received by the Company pursuant to the Investment is fair, from a financial point of view, to the Company. The full text of the Fairness Opinion, including a description of its assumptions, qualifications and limitations, is attached as Schedule B to this Circular.

See “Matters to be Acted Upon – The Transaction – Reasons for the Board Recommendation” and “Matters to be Acted Upon – The Transaction – Fairness Opinion”.

What happens if the Transaction is not approved by Shareholders?

In order for the Transaction to proceed and for the Altria Nominees to be elected as directors of the Company, the Shareholder Approval must be obtained at the Meeting. If the Shareholder Approval is not obtained at the Meeting, the Company will neither receive any Transaction proceeds nor benefit from the proposed strategic partnership with Altria. Pursuant to the Subscription Agreement, so long as the Board does not change its recommendation that the Shareholders vote for the Transaction Approval Resolution, there are no other consequences if the Transaction is not approved by Shareholders, except in certain circumstances in respect of an Acquisition Proposal (as defined below). See Matters to be Acted Upon – The Transaction – Transaction Documents – Subscription Agreement”.

In addition, if the Transaction is not completed, the market price of the Shares may be impacted to the extent that the market price reflects a market assumption that the Transaction will be completed. If the Transaction is not completed and the Board decides to seek another transaction, there can be no assurance that it will be able to find an equivalent or more attractive alternative.

At the Meeting, Shareholders will be asked to elect the Altria Nominees. If the Transaction is not approved, the Board will continue to consist of the five directors elected at the last annual meeting of Shareholders held on June 28, 2018 and the Board will not be reconstituted pursuant to the Transaction, as more particularly described in this Circular. See “Risk Factors”.

Can Shareholders approve only a portion of the Transaction?

No. Shareholders are being asked to approve the Transaction as a whole, including the issuances of the Subscription Shares and the Warrant, the election of the Altria Nominees as directors of the Company, certain agreements as contemplated by the Subscription Agreement, including the Investor Rights Agreement, and other ancillary documents. The Transaction was negotiated between the Company and Altria as an integrated package and Shareholders may not vote to approve only parts of the Transaction. As a result, if Shareholders intend to vote in favour of the Transaction Approval Resolution they should also vote in favour of the election of the Altria Nominees as directors of the Company.

What does the Board think of the Transaction?

The Board, after consultation with its legal and financial advisors, has unanimously determined that the Transaction is advisable and in the best interests of the Company. The Board is unanimously recommending that Shareholders vote FOR (A) the Transaction Approval Resolution and (B) the election of the Altria Nominees as directors of the Company. See “Matters to be Acted Upon – The Transaction – Reasons for the Board Recommendation”.

Has the Company received a fairness opinion in connection with the Transaction?

In making its recommendation that Shareholders vote FOR (A) the Transaction Approval Resolution and (B) the election of the Altria Nominees as directors of the Company, the Board carefully considered a number of factors described in this Circular, including receipt of the Fairness Opinion. On December 7, 2018, the Financial Advisor provided its opinion to the Board that, based upon and subject to the assumptions, qualifications and limitations set out in the Fairness Opinion, as of such date, the consideration to be received by the Company pursuant to the Investment is fair, from a financial point of view, to the Company. The full text of the Fairness Opinion, including a description of its assumptions, qualifications and limitations, is attached as Schedule B to this Circular.

When does the Company expect the Transaction will close?

If approved by the Shareholders at the Meeting and the other closing conditions of the Transaction are satisfied, it is anticipated that the Transaction will close in the first half of 2019.

What approvals are required for the Transaction?

The closing of the Transaction is subject to Shareholder Approval. The Transaction is also subject to regulatory approval under the Investment Canada Act, and other customary closing conditions. See “Matters to be Acted Upon – The Transaction – Transaction Documents” and “Matters to be Acted Upon – The Transaction – Toronto Stock Exchange”.

What will the impact of the Transaction be on the Company?

Pursuant to the Transaction, the Company will issue to the Purchaser, in a private placement transaction: (i) the Subscription Shares; and (ii) the Warrant. The Subscription Shares and the Shares issuable pursuant to the Warrant represent approximately 82% and 40% of the issued and outstanding Shares as of December 31, 2018, respectively.

It is expected that the Purchaser will have beneficial ownership of approximately 45% of the issued and outstanding Shares (calculated on a non-diluted basis without taking into account the exercise of the Warrant) as of closing of the Transaction. Assuming the Warrant is exercised in full on the closing of the Transaction, it is expected that the Purchaser would have beneficial ownership of approximately 55% of the issued and outstanding Shares (calculated on a non-diluted basis). Neither the Purchaser nor Altria has made any indication as to the likelihood or, if applicable, the timing of the Purchaser’s exercise of the Warrant. The Subscription Agreement contains certain adjustment provisions to ensure that the number of Shares issuable at closing of the Transaction represents 45% of the issued and outstanding Shares (calculated on a non-diluted basis without taking into account the exercise of the Warrant) and that the Warrant, if exercised in full on the closing of the Transaction, would result in a 10 percentage-point increase to Altria’s beneficial ownership of the issued and outstanding Shares (calculated on a non-diluted basis).

In addition, Altria will have certain rights under the Investor Rights Agreement. See “Matters to be Acted Upon – The Transaction – Transaction Documents – Investor Rights Agreement”.

What is going to happen to the Board?

Pursuant to the Subscription Agreement, upon closing of the Transaction, Altria will have the right to nominate four directors, including one independent director, to serve on the Board, which will be expanded from five to seven directors in connection with the transactions contemplated by the Subscription Agreement. At the Meeting, Shareholders are being asked to elect, conditional upon and effective as of closing of the Transaction, the Altria Nominees in accordance with the Majority Voting Policy, each to serve until the close of the next annual meeting of Shareholders or until his or her successor has been duly elected and/or appointed and qualified or until his or her earlier death, resignation or removal pursuant to the articles of incorporation of the Company (as amended) and by-laws of the Company (as amended), the Investor Rights Agreement and applicable law.

The Company anticipates that upon closing of the transactions contemplated by the Subscription Agreement, Alan Friedman and Michael Coates will resign as directors of the Company and the Altria Nominees elected as directors. As a result, upon closing of the transactions contemplated by the Subscription Agreement, the Board will be reconstituted to consist of Michael Gorenstein, Jason Adler, James Rudyk, Kevin C. Crosthwaite Jr., Bronwen Evans,

Murray R. Garnick and Bruce A. Gates, each of whom will hold office until the next annual meeting of Shareholders or until his or her successor has been duly elected and/or appointed and qualified or until his or her earlier death, resignation or removal pursuant to the articles of incorporation of the Company (as amended) and by-laws of the Company (as amended), the Investor Rights Agreement and applicable law.

What if I have other questions?

If you have other questions or need assistance with the completion and delivery of your proxy, you may contact the Company’s proxy solicitation agent, Innisfree M&A Incorporated, by telephone at 1-888-750-5834 (toll-free in North America) or 1-412-232-3651 (outside North America).

PROXY MATTERS

The following are some of the general questions that you, as a Shareholder, may have in respect of voting at the Meeting and answers to those questions. These questions are provided for convenience only and should be read in conjunction with this Circular.

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may also be solicited by advertisement, telephone, online or personally by directors, officers or employees of the Company without special compensation at nominal cost. The Company has retained Innisfree M&A Incorporated (the “Proxy Solicitation Agent”) as its proxy solicitation agent to assist it in connection with the Company’s communications with Shareholders. Questions may be directed to the Proxy Solicitation Agent by telephone at 1-888-750-5834 (toll-free in North America) or 1-412-232-3651 (outside North America). The engagement agreement with the Proxy Solicitation Agent contains customary terms and conditions which provide that the Proxy Solicitation Agent will be paid a fee of US$20,000 plus an additional fee of US$20,000 if Shareholder Approval is obtained plus out-of-pocket expenses. The costs of solicitation will be shared equally by the Company and Altria.

Appointment of Proxyholder

The persons named in the enclosed form of proxy are directors or officers of the Company designated by management of the Company. A registered Shareholder has the right to appoint as proxyholder a person or company (who need not be a Shareholder) other than the persons already named by management of the Company in the enclosed form of proxy to attend and act on such registered Shareholder’s behalf at the Meeting. Such right may be exercised by crossing out the names of management’s nominees and inserting the name of the person or company in the blank space provided in the enclosed form of proxy or by completing another form of proxy.

Voting by Proxyholder

The form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and with respect to other matters which may properly come before the Meeting or any adjournment or postponement thereof. As of the date of this Circular, management of the Company is not aware of any such amendment, variation or other matter to come before the Meeting. However, if any amendments or variations to matters identified in the accompanying Notice of Meeting or any other matters which are not now known to management should properly come before the Meeting or any adjournment or postponement thereof, the Shares represented by properly executed proxies given in favour of the persons designated by management of the Company in the form of proxy will be voted on such matters pursuant to the discretionary authority provided for in the form or proxy. If no specification is made to withhold the said Shares from voting, a proxyholder will vote the Shares FOR: (A) the Transaction Approval Resolution and (B) the election of the Altria Nominees as directors of the Company.

Registered Shareholders

If you are a registered Shareholder as of the record date of January 7, 2019, a form of proxy is enclosed with this Circular and you may, and whether or not it is your intention to be present in person at the Meeting you are encouraged to, appoint a proxy by:

(a)

completing, dating and signing the enclosed form of proxy and returning it to TSX Trust by fax at (416) 595-9593 or by mail or hand delivery to 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1, or by electronic mail to tmxeproxysupport@tmx.com; or

(b)

logging on to the internet through TSX Trust’s website at www.voteproxyonline.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed form of proxy for the Shareholder’s account number and the proxy access number;

in all cases ensuring that the proxy is received not later than 10:00 a.m. (Toronto time) on February 19, 2019, or, if the Meeting is adjourned or postponed, the last business day preceding the day of the adjournment or postponement. The time limit for the deposit of proxies may also be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

Non-Registered Shareholders

A Shareholder is a non-registered (or beneficial) Shareholder (a “Non-Registered Holder”) if the Shareholder’s Shares are registered either in the name of (in each case, an “Intermediary”):

1.

an intermediary that the Non-Registered Holder deals with in respect of the Shares, such as, among others, a bank, trust company, securities dealer or broker, director or administrator of RRSPs, RRIFs, RESPs and similar plans; or

2.	a clearing agency (such as CDS & Co. (“CDS”)) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the Company has distributed copies of the Notice of Meeting, this Circular and a form of proxy or voting instruction form (collectively, the “Meeting Materials”) to the Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Typically, Intermediaries will use a service company (such as Broadridge Financial Solutions, Inc. (“Broadridge”)) to forward the Meeting Materials to Non-Registered Holders. The Company is a “Participating Issuer” under Broadridge’s Electronic Delivery Procedures. Non-Registered Holders who have enrolled in Broadridge’s Electronic Delivery Procedures (at www.investordelivery.com) will have received from Broadridge an email notification that the Meeting Materials are available electronically, which notification includes a hyperlink to the page on the Internet where the Meeting Materials can be viewed. Generally, Non-Registered Holders who have not waived the right to receive the Meeting Materials will be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form; voting instruction forms sent by Broadridge permit the completion of the voting instruction form by telephone or through the Internet at www.proxyvote.com.

The Company will pay for an intermediary to deliver proxy materials to objecting beneficial owners of Shares (“OBOs”). The Meeting Materials sent to non-objecting beneficial owners of Shares (“NOBOs”) and OBOs who have not waived the right to receive the Meeting Materials will be accompanied by a voting instruction form. By returning the voting instruction form in accordance with the instructions noted thereon, a NOBO is able to instruct the voting of the Shares owned by it. Voting instruction forms, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted thereon. The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own.

Should a Non-Registered Holder who receives a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should follow the corresponding instructions on the voting instruction form. Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

Revocation of Proxy

In addition to revocation in any manner permitted by law, a registered Shareholder as of the record date of January 7, 2019 who has returned a form of proxy may revoke it by:

(a)

completing and signing a form of proxy or voting information form, as applicable, bearing a later date, and delivering it to TSX Trust and depositing it in accordance with the instructions (including the submissions deadlines) set out above;

(b)	delivering a written statement expressly revoking such proxy, signed by the registered Shareholder or by the registered Shareholders’ attorney, who is authorized in writing, to:

i.

the corporate secretary of the Company at 720 King Street West, Suite 320, Toronto, Ontario, M5V 2T3 at any time up to and including the last business day prior to the Meeting, or the business day preceding the day to which the Meeting is adjourned or postponed; or

ii.	the chair of the Meeting prior to the start of the Meeting.

A Non-Registered Holder who wishes to revoke his or her voting instructions must contact his or her Intermediary in respect of such instructions and comply with any applicable requirements imposed by such Intermediary. An Intermediary may not be able to revoke such instructions if it receives insufficient notice of revocation.

Notice to Shareholders in the United States

The solicitation of proxies and the matters to be voted on, as contemplated in this Circular, involve securities of an issuer located in Canada and are being effected in accordance with the corporate laws of the Province of Ontario, Canada and securities laws of the provinces of Canada. As a “foreign private issuer” as defined under Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), the proxy solicitation rules under the Exchange Act, including, but not limited to, Section 14(a) and Regulation 14A thereunder, are not applicable to the Company or this solicitation, and this Circular has been prepared in accordance with the disclosure requirements under the securities laws of the provinces of Canada in which the Company is a reporting issuer. Shareholders should be aware that disclosure requirements under the securities laws of such provinces of Canada may be different from the disclosure requirements under United States securities laws or other jurisdictions.

Financial statements and information included or incorporated by reference in this Circular have been prepared in accordance with International Financial Reporting Standards, and are subject to auditing and auditor independence standards in Canada, and thus may not be comparable to financial statements and information of United States companies.

The Company is subject to certain reporting requirements of the Exchange Act and files annual and current reports with the U.S. Securities and Exchange Commission (the “SEC”). Such documents may be obtained by visiting the SEC’s website at www.sec.gov.

Questions

If you have questions or need assistance with the completion and delivery of your proxy, you may contact the Proxy Solicitation Agent by telephone at 1-888-750-5834 (toll-free in North America) or 1-412-232-3651 (outside North America).

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed in this Circular, no current or proposed director or executive officer of the Company, person who has been a director or executive officer of the Company since the beginning of the Company’s most recently completed financial year, or any associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board has fixed January 7, 2019 as the record date (the “Record Date”) for the determination of Shareholders entitled to receive notice of and to vote at the Meeting.

The authorized capital of the Company consists of an unlimited number of Shares. As of December 31, 2018, the Company had 178,720,022 Shares issued and outstanding. Each Share entitles the holder of record to notice of, and to one vote on, each matter to come before the Meeting.

As of December 31, 2018, to the knowledge of the directors and executive officers of the Company, no company or other person beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company carrying 10% or more of the voting rights attached to any class of outstanding voting securities of the Company entitled to vote at the Meeting.

MATTERS TO BE ACTED UPON

Election of Directors

The Company’s articles provide that the Board shall consist of a minimum of one and a maximum of 10 directors. The Board currently consists of five directors, composed of four independent directors and Michael Gorenstein, the Chairman, President and Chief Executive Officer (the “CEO”) of the Company, all of whom were elected at the last annual meeting of Shareholders held on June 28, 2018.

Pursuant to the Subscription Agreement, if the Shareholders approve the Transaction Approval Resolution conditional upon and effective as of closing of the transactions contemplated by the Subscription Agreement, the Board will consist of seven directors. As a result, and in accordance with the Company’s by-laws, if the Shareholders approve the Transaction Approval Resolution, the Board has determined to set the number of directors at seven, conditional upon and effective as of closing of the transactions contemplated by the Subscription Agreement.

In addition, pursuant to the Subscription Agreement, if the Shareholders approve the Transaction Approval Resolution, then conditional upon and effective as of closing of the Transaction, Altria will have the right to nominate four directors, including one independent director, to serve on the Board. Altria has nominated the Altria Nominees, being Kevin C. Crosthwaite Jr., Murray R. Garnick, Bruce A. Gates and Bronwen Evans, to serve as directors of the Board. The Company anticipates that upon closing of the Transaction, Alan Friedman and Michael Coates will resign as directors of the Company, however, from and following his resignation, Mr. Coates will consult for the Company from time to time on certain regulatory and related matters on terms customary for such arrangements to be negotiated and mutually agreed to by and between Mr. Coates and the Company. As a result, upon closing of the Transaction, the Board will be reconstituted to consist of Michael Gorenstein, Jason Adler, James Rudyk, Kevin C. Crosthwaite Jr., Murray R. Garnick, Bruce A. Gates and Bronwen Evans, each of whom will hold office until the next annual meeting of Shareholders or until his or her successor has been duly elected and/or appointed and qualified or until his or her earlier death, resignation or removal pursuant to the articles of incorporation of the Company (as amended) and by-laws of the Company (as amended), the Investor Rights Agreement and applicable law.

Unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote FOR the election of each of Kevin C. Crosthwaite Jr., Bronwen Evans, Murray R. Garnick and Bruce A. Gates as directors of the Company, conditional upon and effective as of closing of the Transaction. Management does not expect that any of the Altria Nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy will vote for another person nominated by Altria to serve as a director of the Board at their discretion unless the proxy specifies that the Shares to which such proxy relates are to be withheld from voting in the election of the directors.

The enclosed form of proxy or voting instruction form permits Shareholders to vote FOR, or WITHOLD from voting on, the election of each director on an individual basis. IF YOU DO NOT SPECIFY HOW YOU WANT YOUR SHARES VOTED, THE PERSONS NAMED AS PROXYHOLDERS IN THE ENCLOSED FORM OF PROXY OR VOTING INSTRUCTION FORM INTEND TO CAST THE VOTES REPRESENTED BY PROXY AT THE MEETING FOR (A) THE TRANSACTION APPROVAL RESOLUTION AND (B) THE ELECTION OF THE ALTRIA NOMINEES AS DIRECTORS OF THE COMPANY. WE ENCOURAGE ALL SHAREHOLDERS TO TAKE THE OPPORTUNITY TO READ THE CIRCULAR IN FULL AND IN ADVANCE OF THE MEETING AS IT DETAILS IMPORTANT INFORMATION THAT WILL ASSIST YOU IN EXERCISING YOUR RIGHT TO VOTE AS A SHAREHOLDER. IF THE TRANSACTION IS NOT APPROVED BY SHAREHOLDERS OR IF THE ALTRIA NOMINEES ARE NOT ELECTED AS DIRECTORS OF THE COMPANY, THE COMPANY WILL NEITHER RECEIVE ANY TRANSACTION PROCEEDS NOR BENEFIT FROM THE PROPOSED STRATEGIC PARTNERSHIP WITH ALTRIA.

The following table sets forth: (i) the name of each of the four Altria Nominees to be elected at the Meeting conditional upon and effective as of completion of the closing of the Transaction; (ii) his or her municipality of residence; (iii) his or her age; (iv) all other positions and offices with the Company currently held by him or her; (v) his or her present principal occupation or employment; and (vi) the number of Shares he or she has advised are beneficially owned, directly or indirectly, by him or her or over which he or she exercises control or direction, and the value thereof. Information regarding each of the current directors of the Company, including those whose term of office as a director of the Company will continue upon the Board being reconstituted upon closing of the Transaction, being Michael Gorenstein, Jason Adler and James Rudyk, can be found in the Company’s management information circular dated as of May 28, 2018 prepared in connection with the annual meeting of Shareholders held on June 28, 2018.

Kevin C. Crosthwaite Jr.

Kevin C. “K.C.” Crosthwaite serves as Senior Vice President and Chief Growth Officer, Altria. In this role, Mr. Crosthwaite identifies and pursues Altria’s strategic and innovative product growth priorities.

Age: 43

Richmond, Virginia, United States Director since:

Since joining Philip Morris USA in 1997, Mr. Crosthwaite has held a number of leadership positions across Altria’s family of companies, including President and Chief Executive Officer for Philip Morris USA, where he oversaw operations for Philip Morris USA and John Middleton, as well Vice President, Strategy and Business Development, and Vice President & General Manager, Marlboro. Mr. Crosthwaite also led Altria Ventures’ international efforts with innovative tobacco products.

N/A

Non-independent	Mr. Crosthwaite currently serves on the board of directors for United Negro College Fund and the Richmond Forum.
	Common Shares (#)	Total at Risk Value of Common Shares ($)
	Nil	Nil

Bronwen Evans Age: 49 Toronto, Ontario, Canada

Ms. Bronwen Evans is a Founding Director and CEO of the True Patriot Love Foundation (TPL), which has been raising record funds to support military families through its signature Tribute Dinners since its inception in 2009. Under her leadership since 2012, TPL has successfully spearheaded expeditions to the Himalayas, North Pole, Antarctica and across Canada, partnering prominent business leaders with wounded Veterans. She also led the successful bid and raised the required seed funding to secure Prince Harry’s Invictus Games for Toronto in 2017.

Director since: N/A

Independent

Previous to her role with TPL, Ms. Evans was the Vice President of Marketing and Corporate Affairs at Medcan, the largest executive health clinic in North America, where she became the company’s first Chief Privacy Officer. Prior to joining Medcan, Ms. Evans successfully ran her own communications and public affairs consulting firm for five years with a roster of clients from the energy, healthcare, legal, and government sectors.

Prior to her time in business, Ms. Evans was the Chief of Staff to the Ontario Minister of Finance, Jim Flaherty, where she advised on taxation and spending policies while leading the development and communication of the 2001 Provincial Budget. In addition, Ms. Evans served as Chief of Staff to the Attorney General, and a senior advisor to the Minister of Community and Social Services, and the Minister of Health.

Ms. Evans currently as Director and Chair of the Governance Committee of Kingsway College School. She previously served as a Director on the board of directors of the National Ballet of Canada, the 2016 Orlando Invictus Games, The Canadian Club, Youth Without Shelter and Sci-Tech Ontario. Ms. Evans is a recipient of The Queen’s Diamond Jubilee Medal (2012), which honours significant contributions and achievements by Canadians.

	Common Shares (#)	Total at Risk Value of Common Shares ($)
	Nil	Nil

Murray R. Garnick Age: 59

Murray R. Garnick serves as Executive Vice President and General Counsel of Altria. In his role, he leads the company’s Law department, Regulatory Affairs and Regulatory Sciences. He has held this position since 2017.

Richmond, Virginia, United States Director since: N/A Non-independent

Mr. Garnick previously served as Deputy General Counsel for Altria Client Services, a subsidiary of Altria, which provides professional services and support to Altria and its operating companies. At Altria, Mr. Garnick has led the legal support for sales, marketing, regulation, and product development and intellectual property matters. He has also supervised the management of tobacco, health and all other litigation brought against Altria and its operating companies. Prior to joining Altria, in 2008 as Senior Vice President and Associate General Counsel, Mr. Garnick served for more than two decades as a senior litigation partner at the law firm of Arnold & Porter in Washington, D.C.

Mr. Garnick currently serves on the board of directors of the Newseum in Washington, D.C.
	Common Shares (#)	Total at Risk Value of Common Shares ($)
	Nil	Nil

Bruce A. Gates Age: 57 Alexandria, Virginia, United States Director since: N/A Non-independent

Bruce A. Gates is Founding Partner of Three Oaks Strategies LLC, a management, policy and communications consulting firm based in Alexandria, Virginia. He is also the Founding Partner of Three Oaks Asset Management LLC, a family office/venture capital firm. Prior to his retirement from Altria in November 2017, Mr. Gates served as a Senior Vice President, External Affairs for Altria Client Services (“ALCS”), a subsidiary of Altria, which provides professional services and support to Altria and its operating companies. He held that role for eight years; and as the leader of the Government Affairs and Corporate Affairs Departments, he directed the company’s strategies involving governments, corporate communications, philanthropic programs and corporate responsibility. Before assuming that role in 2011, Mr. Gates was Altria’s Senior Vice President, Government Affairs.

Mr. Gates has more than 30 years’ experience in strategic planning, politics, government affairs and communications. Prior to joining Altria in 2008, he spent twelve years as a founding partner with Washington Council Ernst & Young, a government relations consulting firm.

Mr. Gates serves on the board of a private company, Aliro, and serves on a variety of non-profit boards, including The Boulder Crest Retreat for Wounded Warriors and Veteran Wellness, D.C. Sail, and the Congressional Institute. Recently, he was asked to join the board of trustees for the Ford’s Theatre and will be doing so in January of 2019.

	Common Shares (#)	Total at Risk Value of Common Shares ($)
	Nil	Nil

Majority Voting Policy

The Board has adopted a policy (the “Majority Voting Policy”) that requires that any nominee for director who does not receive a greater number of votes “for” his or her election as a director than votes “withheld” from voting tender his or her resignation to the Board for consideration by the independent directors of the Board promptly following the meeting. This policy applies only to uncontested elections, meaning elections where the number of nominees of directors is equal to the number of directors to be elected. The independent directors of the Board shall consider the resignation and shall provide a recommendation to the Board within 45 days following the applicable meeting. The Board will consider the recommendation of the independent directors of the Board and determine whether to accept such recommendation within 90 days of the applicable meeting. Absent exceptional circumstances, the Board shall accept the resignation which will be effective upon such acceptance. A news release will be issued promptly by the Company announcing the Board’s determination, including, if applicable, the reasons for rejecting the resignation. A director who tenders his or her resignation will not participate in any meetings to consider whether the resignation shall be accepted.

A copy of this policy is available on the Company’s website at www.thecronosgroup.com/investor-relations/.

Advance Notice By-law

The Company’s by-laws contain advance notice provisions setting out advance notice requirements for the nomination of directors of the Company by a Shareholder (who must also meet certain qualifications outlined in the by-laws) (the “Nominating Shareholder”) at any annual meeting of Shareholders, or for any special meeting of Shareholders if one of the purposes for which the special meeting was called was the election of directors (the “Advance Notice By-Law”). The following description is a summary only and is qualified in its entirety by the full text of the applicable provisions of the Company’s by-laws which are available on SEDAR at www.sedar.com or on the Company’s website at www.thecronosgroup.com/investor-relations/.

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must give timely notice of such nomination in proper written form to the corporate secretary of the Company at the principal executive offices of the Company. To be timely, a Nominating Shareholder’s notice to the corporate secretary must be made: (i) in the case of an annual meeting of Shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of Shareholders; provided, however, that in the event that the annual meeting of Shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of Shareholders called for the purpose of electing directors (whether or not called for other purposes as well), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of Shareholders was made. The Company’s by-laws also prescribe the proper written form for a Nominating Shareholder’s notice.

The chairperson of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the notice procedures set forth in the by-laws and, if any proposed nomination is not in compliance with such provisions, the discretion to declare that such defective nomination will be disregarded.

Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in the Advance Notice By-Law.

Corporate Cease Trade Orders or Bankruptcies

No person proposed to be nominated for election as a director at the Meeting is or has been, within the preceding ten years, a director, chief executive officer or chief financial officer of any company (including a personal holding company of any such person) that (i) was subject to a cease trade order (or similar order that denied the company access to any exemption under securities legislation) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer or (ii) was subject to a cease trade order (or similar order that denied the company access to any exemption under securities legislation) that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No person proposed to be nominated for election as a director at the Meeting is or has been, within the preceding ten years, a director or executive officer of any company that, while the person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

No person proposed to be nominated for election as a director at the Meeting has, within the preceding ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or has become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

Penalties or Sanctions

No person proposed to be nominated for election as a director at the Meeting has been subject to (i) any penalties or sanction imposed by a court relating to securities legislation or by a securities regulatory authority or had entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

The Transaction

As stated above, on December 7, 2018, the Company announced that it had entered into the Subscription Agreement, pursuant to which, among other things, the Purchaser has agreed to purchase from the Company, on the terms and conditions set out in the Subscription Agreement, (i) the Subscription Shares and (ii) the Warrant.

The Purchaser is a wholly owned subsidiary of Altria, a Fortune 200 company. Altria is headquartered in Richmond, Virginia, United States and is publicly listed on the New York Stock Exchange under the symbol “MO”. More information about Altria is available at www.altria.com.

Background to the Transaction

The Transaction is the result of arm’s length negotiations conducted between representatives of the Company and Altria, including their respective legal and financial advisors. The following is a summary of the material meetings, discussions and negotiations between the Parties that preceded the execution of the Subscription Agreement and public announcement of the Transaction.

As part of its continuing mandate to strengthen the business of the Company and enhance value for all stakeholders, including the Shareholders, the Board and senior management of the Company have, together with their legal and financial advisors, as applicable, from time to time considered and assessed possible strategic transactions, joint ventures and other opportunities. In connection with this ongoing assessment, the Company, with the assistance of the Financial Advisor, has been in contact and meeting with potential strategic partners since May 2018.

On August 31, 2018, the Company was contacted by representatives of Altria who communicated that Altria was interested in engaging in discussions regarding the possibility of a strategic investment by Altria in the Company. On September 2, 2018, Michael Gorenstein, the Chairman, President and Chief Executive Officer of the Company, and Steven Schroder, Director of Strategy and Business Development of Altria discussed over a telephone call, on a preliminary basis, a possible strategic investment in the Company. On September 3, 2018, the Company and Altria Client Services LLC, a subsidiary of Altria, entered into a mutual confidentiality agreement on customary terms that contained no standstill provision. Meetings and discussions between the Company and Altria regarding a potential transaction continued throughout the autumn of 2018, and included a visit by Howard A. Willard, Chairman and Chief Executive Officer of Altria, Kevin C. Crosthwaite Jr., Senior Vice President and Chief Growth Officer of Altria, and Murray R. Garnick, Executive Vice President and General Counsel of Altria, to the Company’s Peace Naturals facility.

The Company determined that given the Financial Advisor’s experience and well-regarded reputation, the firm would be an appropriate choice to act as financial advisor to the Company. By letter agreement effective as of October 9, 2018 (the “Engagement Agreement”), the Company retained the Financial Advisor to act as financial advisor to the Company and the Board in connection with a potential transaction with Altria and certain alternative transactions for a period of 12 months from the date of the Engagement Agreement. From its initial engagement, the Financial Advisor undertook a financial analysis of the potential strategic investment by Altria in the Company and, until November 24, 2018, an analysis of alternative transactions available to the Company. The Company and the Financial Advisor engaged in discussions with several alternative investors before and during this time.

On October 26, 2018, the Company received an initial draft of a non-binding term sheet from Altria regarding the proposed strategic investment (the “Term Sheet”). On October 30, 2018, the Board met to discuss the proposed transaction with Altria. The Company’s legal counsel and the Financial Advisor attended the meeting. At the meeting, the Financial Advisor presented a preliminary analysis of the terms proposed in the initial draft of the Term Sheet, an analysis of alternative transactions and options available to the Company and an overview of recent transactions in the cannabis industry. In addition, during the meeting, the Company’s legal counsel reviewed the fiduciary duties and the responsibilities of the Board generally. Following such discussions, the Board authorized management of the Company to continue negotiations with Altria in pursuit of a potential transaction.

Beginning November 14, 2018, the Company provided representatives of Altria and its advisors with access to an electronic data room which contained certain public and non-public information concerning the Company pursuant to the terms of the mutual confidentiality agreement.

In the following weeks, negotiations with Altria continued. Over the course of these negotiations, the Company and Altria revised the terms contained in the initial draft of the Term Sheet to, among other things, include improved pricing, strengthen deal certainty and to provide that the Company would be Altria’s exclusive partner in pursuing cannabis opportunities throughout the world (subject to certain limited exceptions). During this time, the Board met on several occasions to receive an update on the status of negotiations with Altria, review revised drafts of the Term Sheet and discuss alternative transactions and options available to the Company.

On November 24, 2018, the Company and Altria settled the terms of the non-binding Term Sheet and, upon approval of the Board, entered into an exclusivity and standstill agreement providing for the parties to negotiate exclusively with each other until December 17, 2018, provided, however, that either party could choose to extend the period of exclusivity until January 7, 2019. From November 24, 2018 to December 7, 2018, management and advisors of the Company and Altria continued to negotiate the terms of the proposed transaction.

On December 3, 2018, discussions between the Company and Altria related to a potential transaction were reported in the media and were later confirmed by the Company in a press release issued on the same day.

During the evening of December 6, 2018, representatives of the Company and Altria, together with their respective financial advisors and legal counsel, settled the terms of the proposed transaction documents, including the Subscription Agreement, the form of Investor Rights Agreement, the form of the Warrant Certificate and the material terms of the Commercial Agreements (as defined below), each of which is attached as an exhibit to the Subscription Agreement. Representatives of Altria advised the Company that the board of directors of Altria had approved the proposed Transaction. Mr. Gorenstein also agreed, at the request of Altria, to enter into a letter agreement with Altria concurrently with the execution and delivery of the Subscription Agreement by the parties thereto, pursuant to which he agreed not to exercise any warrants held by him until the earliest of (i) January 27, 2021; (ii) the termination of Mr. Gorenstein’s employment by the Company without just cause or Mr. Gorenstein’s resignation from the Company in certain circumstances and (iii) Mr. Gorenstein’s death or disability. Mr. Gorenstein entered into this agreement because he believes in the strategic partnership between the Company and Altria and did not receive any additional consideration.

On the morning of December 7, 2018, the Board met to consider the Transaction. During the meeting, members of management, the Company’s legal counsel and the Financial Advisor formally presented the settled terms of the Transaction as then proposed. Representatives of the Company’s legal counsel advised the Board on their fiduciary duties and reviewed with the Board the material terms of the proposed definitive agreements to give effect to the proposed Transaction. Following a discussion of the terms, the Financial Advisor reviewed the proposed Transaction from a financial point of view. The Financial Advisor delivered an oral presentation to the Board, which included its opinion that, based upon and subject to certain assumptions, qualifications and limitations, as of such date, the consideration to be paid to the Company pursuant to the Investment was fair, from a financial point of view, to the Company. Following the meeting, the Financial Advisor confirmed its oral opinion in the Fairness Opinion, the full text of which is attached as Schedule B to this Circular.

Following completion of the presentations, the Board discussed the proposed Transaction. In assessing the proposed Transaction, the Board identified and considered a variety of benefits and risks relating to the proposed Transaction, as more particularly described in this Circular. After discussion and consideration, the Board concluded that the significant benefits to the Company of the Transaction justified pursuing and advancing the Transaction. The Board therefore unanimously determined that the Transaction was advisable and in the best interests of the Company. The Board unanimously approved the Transaction, including the entering into of the Subscription Agreement.

Following completion of the Board meeting on December 7, 2018, the Company and Altria executed and delivered the Subscription Agreement and a press release announcing the Transaction was disseminated the morning of December 7, 2018.

Recommendation of the Board

The Board, after consultation with its legal and financial advisors, has unanimously determined that the Transaction is advisable and in the best interests of the Company. The Board is unanimously recommending that Shareholders vote FOR (A) the Transaction Approval Resolution (the “Board Recommendation”) and (B) the election, conditional upon and effective as of the closing of the transactions contemplated by the Subscription Agreement and as more particularly described in this Circular, of each of the Altria Nominees as directors of the Company.

Reasons for the Board Recommendation

In making its recommendation that Shareholders vote FOR the Transaction Approval Resolution and in connection therewith FOR the election, conditional upon and effective as of the closing of the transactions contemplated by the Subscription Agreement and as more particularly described in this Circular, of each of the Altria Nominees as directors of the Company, the Board carefully considered a number of factors, including those listed below. The Board based its recommendation upon the totality of the information presented to and considered by it in light of its knowledge of the business, financial condition and prospects of the Company, after having undertaken a thorough review of, and having carefully considered the terms of the Transaction, and after consulting with financial and legal advisors, including receiving the Fairness Opinion.

The following summary of the information and factors considered by the Board in making its recommendation is not intended to be exhaustive, but includes a summary of the material information and factors taken into account in its consideration of the Transaction. In view of the amount of information and factors considered, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to the information and factors considered in reaching its recommendation. The Board, after consultation with its legal and financial advisors, has unanimously determined that the Transaction is advisable and in the best interests of the Company, and the Transaction was unanimously approved by the Board. As noted above, the Board is unanimously recommending that Shareholders vote FOR (A) the Transaction Approval Resolution and (B) the election of the Altria Nominees as directors of the Company.

•

Accelerates the Company’s pace of growth and expansion. The growth opportunities for the Company are significant and extend across the globe as markets open. With Altria’s resources, the Company expects to be even better positioned to support cannabinoid innovation, create differentiated products and brands across medicinal and recreational categories, expand its global footprint and grow production capacity.

•

Substantially strengthens the Company’s balance sheet and provide a significant financial benefit to the Company. If the Transaction closes, the aggregate subscription price payable by the Purchaser to the Company will be approximately $2,376,089,495, plus an additional $1,371,949,112 if the Purchaser exercises the Warrant in full (in each case, subject to certain adjustments). Such proceeds will substantially strengthen the Company’s balance sheet and provide a significant financial benefit to the Company, better position the Company for growth and value creation, and benefit all of the Company’s stakeholders, including Shareholders, employees and partners.

•

Raises capital at a premium valuation and delivers even greater upside opportunities for Shareholders and the Company’s employees and partners. Under the terms of the Subscription Agreement, Altria has agreed to acquire 146,220,892 Shares (subject to adjustment) at a price of $16.25 per Share. The price per Share represents a 41.5% premium to the Company’s 10-day VWAP on the TSX, ending November 30, 2018, the last unaffected trading day prior to when the Company publicly disclosed preliminary discussions with Altria. The proposed strategic investment combined with Altria’s expertise and complementary capabilities are expected to better position the Company for significant growth and value creation with benefits to all of the Company’s stakeholders, including its Shareholders, employees and partners.

•

Bolsters the Company’s ability to be an innovation leader in the cannabis industry. The Company’s research collaboration with Ginkgo to develop cultured cannabinoids and its partnership with the Technion Research and Development Foundation for cannabinoid-based skin care treatments are just two recent examples of how the Company intends to use innovation and its growing intellectual property portfolio to develop new applications for cannabinoids across a range of products and categories. Altria shares the Company’s commitment to innovation, medical cannabis research and state of the art product development.

•

Leverages Altria’s product design, manufacturing, marketing and distribution capabilities and expertise. The Company expects to work collaboratively with Altria to rapidly expand its product offerings in markets as regulations permit, including device technology. Altria has significant expertise that can serve as building blocks for cannabis vape products. Altria also brings considerable experience with large-scale manufacturing automation, pre-roll technology and supply chain management. In addition, by investing the incremental capital, the Company expects to enhance its attractiveness as a potential partner to other medicinal and consumer focused partners that may work with the Company to further expand its product offerings and distribution capabilities for the benefit of its Shareholders.

•

Provides expertise in successfully navigating complex regulatory landscapes. Altria has a strong record of managing multi-faceted regulatory, compliance and government affairs environments related to taxation, product registration, shipping and other legal issues that the Company expects to be able to leverage as cannabis markets develop and open around the world.

•

Creates a strategic partnership with Altria. In connection with the Transaction, pursuant to the Investor Rights Agreement, Altria will agree to make the Company its exclusive partner for pursuing cannabis opportunities throughout the world (subject to certain limited exceptions). In addition, the Subscription Agreement contemplates that the Parties will enter into certain commercial support agreements (the “Commercial Agreements”) under which Altria will provide services relating to research and development, marketing, advertising and brand management, government relations and regulatory affairs, and finance, tax planning, logistics and other corporate administrative services. The services under the Commercial Agreements are expected to be provided on customary terms and for a services fee payable by the Company that is equal to Altria’s reasonably allocated costs plus 5%, unless otherwise mutually agreed.

•

Ability to consider unsolicited Alternative Proposals. Prior to obtaining Shareholder Approval, the Company is permitted to consider unsolicited alternative Acquisition Proposals that it receives and may, in certain limited circumstances, terminate the Subscription Agreement and the Transaction prior to obtaining Shareholder Approval in order to enter into an alternative Acquisition Proposal that constitutes a Superior Proposal (as defined below), subject to paying the Termination Fee (as defined below).

•	Fairness Opinion. The Board received the Fairness Opinion from the Financial Advisor, as more particularly described under “Matters to be Acted Upon – The Transaction – Fairness Opinion”.

•

Likelihood of closing. The obligation of each Party to complete the Transaction is subject to a limited number of closing conditions, including Shareholder Approval, but there are no due diligence or financing conditions.

•

The Transaction represents Altria’s commitment to long-term involvement in the cannabis industry. Altria’s long-term strategy involves the identification, meeting, and leading of evolving consumer trends and market dynamics. The Transaction positions Altria to participate in the emerging global cannabis sector, which it believes is poised for rapid growth over the next decade. It also creates a new growth opportunity in an adjacent category that is complementary to Altria’s core tobacco business. Altria expects its investment to help the Company accelerate its growth strategies and its research and development and intellectual property development. Additionally, Altria will provide expertise to help the Company thrive in the growing global cannabis market. This expertise may relate to regulatory affairs, science, compliance, government affairs and brand management. In addition, although the Company has no U.S. operations and cannabis remains illegal in the U.S. at the federal level, through the Company, Altria is better positioned should cannabis become federally permitted in the U.S. The size of the Transaction, including the potential scope of the services, is a testament to Altria’s conviction of the long-term growth opportunities provided by this market and the Company’s ability to establish sustainable, global leadership.

In the course of its deliberations, the Board also identified and considered a variety of risks and potentially negative factors relating to the Transaction. See “Risk Factors”.

The Board’s reasons for approving the Transaction and recommending that Shareholders vote FOR (A) the Transaction Approval Resolution and (B) the election of the Altria Nominees as directors of the Company include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See “Caution Regarding Forward-Looking Statements” and “Risk Factors”.

Fairness Opinion

The Company determined that given the Financial Advisor’s experience and well-regarded reputation, the firm would be an appropriate choice to act as financial advisor to the Company. The Financial Advisor has been assisting the Company with an assessment of potential strategic partners since May 2018. The Company initially contacted the Financial Advisor concerning Altria’s proposed investment on October 5, 2018. Pursuant to the Engagement Agreement, the Company retained the Financial Advisor to act as financial advisor to the Company in connection with a proposed transaction with Altria and certain alternative transactions for a period of 12 months from the date of the Engagement Agreement.

Pursuant to the Engagement Agreement, the Company engaged the Financial Advisor to provide its opinion to the Board as to whether, as of December 7, 2018, the consideration to be paid to the Company pursuant to the Investment is fair, from a financial point of view, to the Company. The Financial Advisor was not requested to opine as to, and the Fairness Opinion does not address, the relative merits of the Transaction as compared to any other transaction or business strategy in which the Company might engage or the merits of the underlying decision by the Company to engage in the Transaction or enter into the Investor Rights Agreement or the Commercial Agreements. In addition, the Financial Advisor was not requested to opine as to, and the Fairness Opinion does not address, the price at which the shares of the Company may trade at any time or any terms or aspects of the Transaction other than the consideration to be paid to the Company pursuant to the Investment.

The Financial Advisor will be paid fees for its services as financial advisor to the Company, including for rendering the Fairness Opinion. A substantial portion of the fees payable to the Financial Advisor are contingent on completion of the Transaction or an alternative transaction. The Company has also agreed to reimburse the Financial Advisor for its reasonable expenses and to indemnify the Financial Advisor and its representatives in respect of certain liabilities that might arise out of its engagement as financial advisor, in each case on customary terms.

At the Board meeting held on December 7, 2018, the Financial Advisor provided its oral opinion to the Board that, based upon and subject to certain assumptions, qualifications and limitations (which are set out in the Fairness Opinion), as of December 7, 2018, the consideration to be paid to the Company pursuant to the Investment was fair, from a financial point of view, to the Company. The full text of the Fairness Opinion, including a description of the related assumptions, qualifications and limitations, is attached as Schedule B to this Circular. The Board urges Shareholders to read the Fairness Opinion carefully and in its entirety. The summary of the Fairness Opinion described herein is qualified in its entirety by reference to the full text of the Fairness Opinion.

Transaction Approval Resolution

In order for the Transaction to proceed, under the rules of the TSX Company Manual the Transaction must receive approval by the Shareholders.

At the Meeting, Shareholders will be asked to consider and, if thought advisable, approve an ordinary resolution approving the Transaction (referred to herein as the Transaction Approval Resolution), the full text of which is set forth in Schedule A of this Circular. An ordinary resolution means a resolution passed by a majority of the votes cast by the Shareholders who voted in respect of that resolution, either in person or by proxy, at the Meeting.

The enclosed form of proxy or voting instruction form permits Shareholders to vote FOR or AGAINST the Transaction Approval Resolution. IF YOU DO NOT SPECIFY HOW YOU WANT YOUR SHARES VOTED, THE PERSONS NAMED AS PROXYHOLDERS IN THE ENCLOSED FORM OF PROXY OR VOTING INSTRUCTION FORM INTEND TO CAST THE VOTES REPRESENTED BY PROXY AT THE MEETING FOR (A) THE TRANSACTION APPROVAL RESOLUTION AND (B) THE ELECTION OF THE ALTRIA NOMINEES AS DIRECTORS OF THE COMPANY. WE ENCOURAGE ALL SHAREHOLDERS TO TAKE THE OPPORTUNITY TO READ THE CIRCULAR IN FULL AND IN ADVANCE OF THE MEETING AS IT DETAILS IMPORTANT INFORMATION THAT WILL ASSIST YOU IN EXERCISING YOUR RIGHT TO VOTE AS A SHAREHOLDER. IF THE TRANSACTION IS NOT APPROVED BY SHAREHOLDERS OR IF THE ALTRIA NOMINEES ARE NOT ELECTED AS DIRECTORS OF THE COMPANY, THE COMPANY WILL NEITHER RECEIVE ANY TRANSACTION PROCEEDS NOR BENEFIT FROM THE PROPOSED STRATEGIC PARTNERSHIP WITH ALTRIA.

Transaction Documents

The following descriptions of the Subscription Agreement and the agreements attached thereto as exhibits, including the form of the Investor Rights Agreement and the form of the Warrant Certificate, are qualified in their entirety by the terms of the Subscription Agreement (and such forms of agreements attached thereto as exhibits), which are publicly available on SEDAR and EDGAR at www.sedar.com and www.sec.gov, subject to certain redactions of personal and/or competitively sensitive information.

The representations, warranties and covenants contained in the Subscription Agreement were made only for purposes of that agreement and as of specific dates, are solely for the benefit of the Parties, may be subject to limitations agreed upon by the Parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the Parties instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the Parties that differ from those applicable to investors. Shareholders should not rely on the representations, warranties, or covenants or any description thereof as characterizations of the actual state of facts or condition of the Company, the Purchaser or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties, and covenants may change after the date of the Subscription Agreement, which subsequent information may or may not be fully reflected in public disclosures by the Company.

Subscription Agreement

a)	Representations and Warranties and Covenants

The Subscription Agreement contains customary representations and warranties from the Parties, and each have agreed to customary covenants, including, among others, covenants on the part of the Company relating to: (i) the Company’s obligations to take all necessary actions to convene and hold a meeting of Shareholders to consider and vote upon the Transaction and the election of the Altria Nominees to the Board; and (ii) the conduct of the Company’s business during the interim period between the execution of the Subscription Agreement and the closing of the Transaction. The Company has also agreed to cooperate with the Purchaser and Altria to eliminate or minimize any negative consequences to Altria, the Purchaser and their Affiliates under the foreign affiliate dumping rules in the Income Tax Act (Canada) and to timely file any elections, forms or designations thereunder requested by the Purchaser or Altria in connection therewith. The Subscription Agreement also sets out certain rights and obligations of the Parties with respect to obtaining the government and regulatory approvals necessary for the Transaction.

Subject to certain exceptions and limitations set out in the Subscription Agreement, the Company and the Purchaser have each agreed to indemnify, defend and hold harmless the other party, including their respective affiliates, its and their respective directors, managers, officers or other persons acting in a similar capacity, successors and permitted assigns, from and against any and all losses actually suffered or incurred the extent arising out of (i) any inaccuracy in or breach of any of the representations and warranties of the party in the Subscription Agreement; or (ii) any breach of any covenant or agreement in the Subscription Agreement.

b)	Covenants of the Company Regarding Interim Period Operations

During the period from the execution of the Subscription Agreement until the closing of the Transaction, unless otherwise approved in writing by the Purchaser, expressly required or permitted by the Subscription Agreement, required by applicable law or requested by a governmental authority, the Company will, and will cause each of its subsidiaries to (a) conduct its business in all material respects in the ordinary course of business, and (b) use commercially reasonable efforts to maintain relations and goodwill with key governmental authorities, customers, suppliers, licensors, licensees, distributors, creditors, lessors, employees, agents and business associates.

In particular, prior to the closing of the Transaction, the Company has agreed not to issue, or agree to issue any shares in the capital of the Company (including the Shares) or of any of its subsidiaries, securities convertible, exchangeable into or exercisable for any such shares, or any options, warrants or other rights of any kind to acquire any such shares or such convertible or exchangeable securities (other than (i) the issuance of shares by a wholly owned subsidiary of the Company to the Company or another wholly owned subsidiary of the Company, (ii) the issuance of Shares in respect of the Company’s stock options outstanding as of the date of the Subscription Agreement or granted in accordance with the Subscription Agreement, (iii) subject to certain exceptions, the grant of up to 250,000 Company stock options to employees of the Company (other than executives of the Company) in the ordinary course of business under the Company’s stock option plans in effect as of the date of the Subscription Agreement, or (iv) the issuance of Shares pursuant to the terms and conditions of the Company’s existing warrants. The Company has also agreed to a number of other negative covenants related to carrying on its business from the execution of the Subscription Agreement until closing of the Transaction, including with respect to dispositions and acquisitions, indebtedness, capital expenditures, material contracts, licenses, compensation arrangements, maintenance of insurance policies, settlement or compromise of claims, changes to accounting policies, taxes and tax filings and the production or sale of cannabis or cannabis-related products in the United States.

c)	Covenants of the Company Regarding Non-Solicitation

Except as expressly provided in Section 5.8 of the Subscription Agreement, unless the Subscription Agreement has been terminated or closing of the Transaction has occurred, the Company shall not, and shall cause its subsidiaries, its and its subsidiaries’ directors, employees (including any officers) not to, and shall instruct its and its subsidiaries’ representatives (who are not directors or employees (including any officers) thereof) not to:

(i)

solicit, initiate, propose or knowingly encourage or otherwise knowingly facilitate any inquiry or the making of any proposal or offer that constitutes or, would reasonably be expected to lead to, an Acquisition Proposal;

(ii)

engage in, continue or otherwise participate in any discussions or negotiations relating to any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (other than to state that the terms of Section 5.8 of the Subscription Agreement prohibit such discussions);

(iii)

provide any non-public information or data concerning the Company or its subsidiaries or access to the Company’s or its subsidiaries’ properties, books and records to any person or persons acting jointly or in concert with each other in connection with any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal;

(iv)	otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal; or

(v)	agree, authorize or commit to do any of the foregoing.

d)	No Solicitation Exceptions

Notwithstanding anything to the contrary set forth in of Section 5.8(a) of the Subscription Agreement, but subject to the provisions of Section 5.8(c) of the Subscription Agreement, prior to the time, but not after, Shareholder Approval is obtained, in response to an unsolicited, bona fide written Acquisition Proposal, the Company may:

(i)

provide non-public and other information and data concerning the Company and its subsidiaries and access to the Company and its subsidiaries’ properties, books and records in response to a request to the person or persons acting jointly or in concert with such other who made such an Acquisition Proposal, provided that:

(A)

as promptly as practicable (but in any event within 24 hours of) the sharing of such information or data or the provision of such access, the Company or its applicable subsidiary shall make available to the Purchaser and its representatives any such information, data or access not previously made available to the Purchaser and its representatives; and

(B)

prior to providing any such information or data or access, the Company and the person or persons acting jointly or in concert with each other making such Acquisition Proposal shall have entered into a legally binding confidentiality agreement with terms that, taken as a whole, are at least as restrictive to such person or persons acting jointly or in concert with each other as the terms in the confidentiality agreements and the standstill obligations are on Altria and its applicable affiliates; and

(ii)

engage or otherwise participate in any discussions or negotiations with any such person or persons acting jointly or in concert with each other regarding such unsolicited, bona fide written Acquisition Proposal, if, and only if, prior to taking any action described in (i) above or this (ii), the Board determines in good faith, after consultation with outside legal counsel, that based on the information then available, and after consultation with its financial advisor:

(A)	such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal; and

(B)	the failure to take such action would be, or would reasonably be expected to be, inconsistent with the directors’ fiduciary duties under applicable law.

e)	Notice of Acquisition Proposals

If the Company, or its subsidiaries or any of their respective representatives:

(i)	receives any inquiry, proposal or offer with respect to an Acquisition Proposal or that would reasonably be expected to lead to an Acquisition Proposal;

(ii)

receives a request for any non-public information or data concerning the Company or its subsidiaries or access to the Company or its subsidiaries’ properties, books or records in connection with any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal; or

(iii)

is sought to be engaged in or to continue with any discussions or negotiations relating to an Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal;

then, the Company shall promptly (but, in any event, within 24 hours) give notice to the Purchaser, including the material terms and conditions of any such Acquisition Proposal inquiry, proposal or offer and the scope of such request (including, if applicable, correct and complete copies of any such written Acquisition Proposals, inquiries, proposals or offers, including proposed agreements, or requests (or where no such materials exist, a reasonably detailed written description thereof)), and thereafter shall keep the Purchaser reasonably informed, on a prompt basis (but, in any event, within 24 hours) of the status and terms and conditions of any such Acquisition Proposals, inquiries, proposals, offers or requests (including copies or, if no such materials exist, reasonably detailed descriptions of, any amendments or supplements thereto) and the status of any such discussions or negotiations.

f)	No Change of Recommendation or Alternative Acquisition Agreement

Notwithstanding anything to the contrary set forth in Section 5.8(d) of the Subscription Agreement, prior to Shareholder Approval having been obtained, if there has been no breach of the Company’s obligations set forth under Section 5.8 of the Subscription Agreement, the Board may:

(i)	effect a Change of Recommendation (as defined below) if:

(A)	an unsolicited, bona fide written Acquisition Proposal is received by the Company and has not been withdrawn; and

(B)

the Board determines in good faith, after consultation with outside legal counsel, that based on the information then available and after consultation with its financial advisor, a failure to effect a Change of Recommendation would be, or would reasonably be expected to be, inconsistent with the directors’ fiduciary duties under applicable law and that such Acquisition Proposal constitutes a Superior Proposal; and/or

(ii)	authorize the Company to enter into or cause a subsidiary thereof to enter into an Alternative Acquisition Agreement (as defined below) with respect to a Superior Proposal;

provided, however, that no such action may be taken unless and until:

(I)

the Company has given Purchaser written notice at least 120 hours in advance (the “Notice Period”), which notice shall set forth in writing that the Board intends to take such action and the basis therefor, and shall also include all information required by Section 5.8I of the Subscription Agreement, mutatis mutandis, and with respect to such an Alternative Acquisition Agreement, a copy of the then-most current version of such Alternative Acquisition Agreement;

(II)

during the Notice Period, to the extent requested by the Purchaser, the Company shall, and shall cause its representatives to, negotiate in good faith with the Purchaser and its representatives to revise the Subscription Agreement so that conditions set forth under (i)(B) above would not be satisfied or such Alternative Acquisition Agreement would no longer be with respect to a Superior Proposal, as applicable; and

(III)

at the end of the Notice Period, the Board shall have taken into account any revisions to the Subscription Agreement committed to by the Purchaser and Altria in writing and any other information offered by the Purchaser and Altria in response to such notice contemplated by (I) above prior to the end of the Notice Period, and shall have thereafter determined in good faith, after consultation with outside legal counsel, based on the information then available, and after consultation with its financial advisor, that a failure to effect a Change of Recommendation would continue to be, or would reasonably be expected to continue to be, inconsistent with the directors’ fiduciary duties under applicable law and such Alternative Acquisition Agreement continues to be an Alternative Acquisition Agreement with respect to a Superior Proposal, as the case may be.

For purposes of the Subscription Agreement:

“Acquisition Proposal” means any proposal, offer, inquiry or indication of interest (written or oral) (a) relating to a merger, joint venture, partnership, exclusive license, amalgamation, consolidation, dissolution, liquidation, tender offer, take-over bid, recapitalization, reorganization, spin-off, share exchange, plan of arrangement, business combination, sale, disposition, transfer or similar transaction involving the Company or any of its subsidiaries or (b) to make an acquisition by any person or persons acting jointly or in concert with each other, that, in each of the foregoing clauses (a) and (b), if consummated, would result in any person or persons acting jointly or in concert with each other becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, of:

(i)

equity securities (including securities convertible into or exercisable or exchangeable for equity securities) representing 5% or more of the total voting power of the equity securities of the Company; or

(ii)

assets to which 5% or more of the consolidated revenues or net income of the Company is attributable, or representing 5% or more of the consolidated total assets of the Company, (it being understood that assets include equity securities of subsidiaries of the Company), in each case other than the transactions contemplated by the Subscription Agreement.

“Alternative Acquisition Agreement” means any letter of intent, agreement in principle, acquisition agreement, merger agreement, arrangement agreement, option agreement, joint venture agreement, partnership agreement, license agreement, subscription agreement, or other similar agreement (other than a permitted confidentiality agreement) relating to any Acquisition Proposal.

“Change of Recommendation” includes the Board or any committee thereof:

(i)

withholding, withdrawing, qualifying or modifying (or publicly proposing or resolving to withhold, withdraw, qualify or modify) the Board Recommendation with respect to the Transaction in a manner adverse to the Purchaser;

(ii)	making any public statement in connection with the Meeting that is inconsistent with the Board Recommendation;

(iii)	failing to include the Board Recommendation in this Circular;

(iv)

at any time following receipt of an Acquisition Proposal, failing to reaffirm its approval or recommendation of the Subscription Agreement and the transactions contemplated by the Subscription Agreement as promptly as practicable (but in any event within 48 hours) after receipt of any written request to do so from the Purchaser; or

(v)

approving or recommending, or publicly declaring advisable any Acquisition Proposal or other proposal that would reasonably be expected to lead to an Acquisition Proposal or approving or recommending, or publicly declaring advisable or publicly proposing to enter into, any Alternative Acquisition Agreement.

“Superior Proposal” means an unsolicited, bona fide written Acquisition Proposal made after the date of the Subscription Agreement that if consummated would result in a person or persons acting jointly or in concert with each other, other than the Purchaser, Altria or any of their respective subsidiaries or controlled affiliates, becoming the beneficial owner of, directly or indirectly:

(i)

equity securities representing more than 50% of the total voting power of the equity securities of the Company (or of the surviving or resulting entity in a merger, arrangement, amalgamation or other similar transaction involving the Company or the resulting direct or indirect parent of the Company or such surviving or resulting entity); or

(ii)

assets to which more than 50% of the consolidated revenues or net income of the Company is attributable, or representing more than 50% of the Company’s consolidated total assets, (it being understood that assets include equity securities of subsidiaries and the value of assets shall be determined by the Board, acting reasonably, on both a book-value and fair-market-value basis), of the Company, that the Board has determined in good faith, after consultation with outside legal counsel and its financial advisor that:

(I)

in each of the foregoing clauses (i) and (ii), if consummated, would result in a transaction more favorable to the Shareholders than the transactions contemplated by the Subscription Agreement (after taking into account any revisions to the terms of the Subscription Agreement proposed by the Purchaser pursuant to Section 5.8(d)(iii) of the Subscription Agreement and the time expected to be required to consummate such Acquisition Proposal); and

(II)

is reasonably expected to be consummated on the terms proposed, taking into account any legal, financial, regulatory and approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, and the identity of the person or persons making the proposal and any other aspects considered relevant by the Board; provided that such Acquisition Proposal contemplates terms with respect to exclusivity and non-competition that, taken as a whole, are materially consistent to such person or persons as the Parent Exclusivity Obligations (as defined in the Subscription Agreement), but for purposes of this definition, with regard to any limitations based on the Parent’s ownership interest in the Company that would result in Section 5.4(a) of the Investor Rights Agreement failing to apply.

g)	Termination

The Subscription Agreement entitles each of the Company and the Purchaser to certain termination rights, exercisable upon the occurrence of certain events, including:

(i)	by mutual written consent of the Company, the Purchaser and Altria;

(ii)

by either the Purchaser or the Company if (A) the Transaction has not been completed by June 7, 2019 (subject to extension in certain circumstances to a date not beyond September 7, 2019, the “Outside Date”), (B) Shareholder Approval is not obtained at the Meeting, or (C) there is a material breach by the other Party or (D) an order prohibiting closing of the Transaction becomes final and non-appealable;

(iii)

by the Purchaser if (A) the Board has effected a Change of Recommendation or (B) the Company commits a material breach of the non-solicitation provisions in Section 5.8 of the Subscription Agreement; or

(iv)

by the Company if, prior to obtaining Shareholder Approval, the Board authorizes the Company or its subsidiary to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in compliance with the non-solicitation provisions; provided that, prior to or concurrent with such termination, the Company pays a termination fee of $89,100,000 to the Purchaser (the “Termination Fee”).

The Purchaser will also be entitled to the Termination Fee in the event the Subscription Agreement is terminated:

(i)	by the Purchaser as a result of (A) the Company having committed a material breach of the non-solicitation provisions or (B) the Board having made a Change of Recommendation; or

(ii)

by the Company or the Purchaser as a result of (A) the Transaction not being completed by the Outside Date or (B) failure to obtain Shareholder Approval and, in each case under this clause (ii), an alternative Acquisition Proposal was publicly announced prior to the applicable date and, within 12 months of termination of the Subscription Agreement, the Company enters into an agreement in respect of an alternative transaction satisfying certain conditions.

The closing of the Transaction is subject to certain conditions which are outside the control of the Company, including Shareholder Approval, receipt of regulatory approval pursuant to the Investment Canada Act, and other customary conditions. Subject to satisfaction of the closing conditions, it is anticipated that the Transaction will close in the first half of 2019.

h)	Closing Conditions

The respective obligations of each Party to effect the closing of the Transaction is subject to the satisfaction or waiver of certain conditions, including:

(i)	the Shareholder Approval having been obtained;

(ii)	certain regulatory approvals having been obtained, including approval pursuant to the Investment Canada Act, the conditional approval of the TSX and listing approval from the NASDAQ; and

(iii)	no law or order having been enacted or issued that is in effect and prohibits closing of the Transaction.

The obligation of the Company to effect the closing of the Transaction is also subject to the satisfaction or waiver of certain conditions, including:

(i)	conditions related to covenants to be performed by the Purchaser and Altria and the correctness of representations and warranties provided by the Purchaser and Altria; and

(ii)

except as expressly contemplated by Section 5.10 of the Subscription Agreement, the Purchaser or its applicable affiliate shall have duly executed and delivered a counterpart to each of the Transaction Documents (as defined in the Subscription Agreement) to which the Purchaser or any of its affiliates is a party.

The obligations of Purchaser to effect the closing of the Transaction are also subject to the satisfaction or waiver of certain conditions, including:

(i)	conditions related to covenants to be performed by the Company and the correctness of representations and warranties provided by the Company;

(ii)

since the date of the Subscription Agreement, there not having occurred any event, change, development, circumstance, fact or effect that has or would reasonably be expected to result in a material adverse effect and that remains in effect; and

(iii)

except as expressly contemplated by Section 5.10 of the Subscription Agreement, the Company or its applicable affiliate shall have duly executed and delivered a counterpart to each of the Transaction Documents (as defined in the Subscription Agreement) to which the Company or any of its affiliates is a party.

Investor Rights Agreement

a)	Board Representation

The Investor Rights Agreement provides that, for so long as Altria, the Purchaser and each of their respective controlled affiliates (the “Altria Group”) continues to beneficially own at least 40% of the issued and outstanding Shares and the size of the Board is seven directors, the Company agrees to nominate for election as directors to the Board four individuals designated by Altria. In addition, for so long as Altria Group continues to beneficially own greater than 10% but less than 40% of the issued and outstanding Shares, Altria shall be entitled to designate a number of Altria Nominees that represents its proportionate share of the number of directors comprising the Board (rounded up to the next whole number) based on the percentage of the issued and outstanding Shares beneficially owned by the Altria Group at the relevant time. At least one Altria Nominee shall be independent as long as Atria has the right to designate at least three Altria nominees and Altria Group beneficially owns less than 50% of the issued and outstanding Shares.

The Investor Rights Agreement also provides that, subject to certain exceptions, for so long as Altria is entitled to designate one or more Altria Nominees, Altria may appoint to each committee established by the Board a number of Altria Nominees that represents Altria’s proportionate share of the number of directors comprising the applicable Board committee based on the percentage of its issued and outstanding Shares beneficially owned by the Altria Group at the relevant time.

b)	Approval Rights

The Investor Rights Agreement also grants Altria, until Altria Group beneficially owns less than 10% of the issued and outstanding Shares, approval rights over certain transactions that may be taken by the Company. The Company has agreed that it will not, without the prior written consent of Altria:

(i)	consolidate or merge into or with another person or enter into any similar business combination;

(ii)

acquire any shares or similar equity interests, instruments convertible into or exchangeable for shares or similar equity interests, assets, business or operations with an aggregate value of more than $100,000,000, in a single transaction or a series of related transactions;

(iii)

subject to certain exceptions, adopt any plan or proposal for a complete or partial liquidation, dissolution or winding up of the Company or any of its significant subsidiaries, or any reorganization or recapitalization of the Company or any of its significant subsidiaries, or commence any claim seeking relief under any applicable laws relating to bankruptcy, insolvency, conservatorship or relief of debtors;

(iv)

sell, transfer, caused to be transferred, exclusively license, lease, pledge or otherwise dispose of any of its or any of its significant subsidiaries’ assets, business or operations in the aggregate with a value of more than $60,000,000;

(v)	except as required by applicable law, make any changes to the Company’s policy with respect to the declaration and payment of any dividends on the Shares;

(vi)

subject to certain exceptions, enter into any contract or other agreement, arrangement, or understanding with respect to, or consummate, any transaction or series of related transactions between the Company or any of its subsidiaries, on the one hand, and any related parties, on the other hand, involving consideration or any other transfer of value required to be disclosed pursuant to Item 404 of Regulation S-K promulgated pursuant to the United States Securities Act of 1933, as amended (the “Securities Act”);

(vii)

enter into any contract or other agreement, arrangement or understanding with respect to, or consummate, any transaction or series of related transactions between the Company or any of its subsidiaries, on the one hand, and certain specified persons; or

(viii)

engage in the production, cultivation, advertisement, marketing, promotion, sale or distribution of cannabis or any Related Products and Services (as defined below) in any jurisdiction, including the United States, where such activity is prohibited by applicable law as of the date of the Investor Rights Agreement (subject to certain limitations).

The Company will also agree to consult in good faith with Altria with respect to the matters set forth in items (i) through (viii) above with the goal of minimizing the tax impact arising therefrom to the Company and Altria Group. Further, pursuant to the Investor Rights Agreement, the Company and Altria will agree to cooperate with respect to certain tax matters, and the Company will agree to provide to Altria certain tax-related information and assistance (generally, at Altria’s expense) and to discuss and negotiate in good faith with Altria to reach agreement with respect to certain tax matters. To the extent, as a result of certain material Company transactions, the tax liabilities or tax attributes of the Company, Altria, or any of their respective affiliates would be reasonably expected to be impacted, the Company will agree to notify, and use commercially reasonable efforts to consult with, Altria prior to engaging in any such transaction and to cooperate in good faith with Altria and use commercially reasonable efforts to structure any such transaction in a tax efficient manner. Under the Investor Rights Agreement, the Company and Altria will acknowledge that it may be desirable to create a new holding company structure for the Company in a jurisdiction other than Canada, and, in furtherance of the foregoing, the Company and Altria will agree to cooperate in good faith to consider actions and transactions to maximize the tax efficiency of the Company, its subsidiaries and Altria’s investment in the Company, which may include consideration of the Reorganization (as defined below).

c)	Exclusivity Covenant

Pursuant to the terms of the Investor Rights Agreement, until the earlier of:

(i)	the six-month anniversary of the date that the Altria Group beneficially owns less than 10% of the issued and outstanding Shares; and

(ii)	the six-month anniversary of the termination of the Investor Rights Agreement,

Altria has agreed to make the Company its exclusive partner for pursuing cannabis opportunities throughout the world (subject to certain limited exceptions).

In particular, Altria has agreed not to, directly or indirectly, and shall cause the other members of the Altria Group not to, directly or indirectly:

(i)

develop, produce, manufacture, cultivate, advertise, market, promote, sell or distribute any cannabis or products derived from or intended to be used in connection with cannabis or services intended to relate to cannabis (such products and services, collectively, “Related Products and Services”) anywhere in the world, other than (A) pursuant to any Commercial Agreement, or (B) pursuant to a contract approved by an independent committee of the Board (or, at any time when Altria Nominees do not represent a majority of the Board, if fully disclosed to and approved by a majority of the independent members of the Board), entered into by and among or by and between, the Company and/or one or more of its subsidiaries, on the one hand, and any one or more members of the Altria Group, on the other hand (such other contract, an “Approved Company Agreement”);

(ii)

acquire or make any investment in or otherwise beneficially own any interests in, or lend any money or provide any guarantee to, any person that develops, produces, manufactures, cultivates, advertises, markets, promotes, sells and/or distributes cannabis or any Related Products and Services, other than (A) pursuant to any Commercial Agreement, on the terms and subject to the conditions of the Investor Rights Agreement, Subscription Agreement and the Warrant Certificate, or (B) to the Company and/or any of its subsidiaries, so long as any such acquisition or investment is pursuant to an Approved Company Agreement;

(iii)

use or allow the use of any of their respective trade names, trademarks, trade-secrets or other intellectual property rights in connection with any person that develops, produces, manufactures, cultivates, advertises, markets, promotes, sells and/or distributes cannabis or any Related Products and Services, other than (A) pursuant to any Commercial Agreement, or on the terms and subject to the conditions of the Investor Rights Agreement, Subscription Agreement, the Warrant Certificate and the Commercial Agreements, or (B) to the Company and/or any of its subsidiaries, so long as any such use of trade names, trademarks, trade-secrets or other intellectual property rights with the Company and/or any of its subsidiaries is pursuant to an Approved Company Agreement; or

(iv)	contract with or arrange for any third party (other than the Company or any of its subsidiaries) to do any of the foregoing.

d)	Pre-Emptive Rights and Top-Up Rights

Pursuant to the terms of the Investor Rights Agreement, Altria, provided the Altria Group continues to beneficially own at least 20% of the issued and outstanding Shares, will have a right to purchase, directly or indirectly by another member of Altria Group, upon the occurrence of certain issuances of Shares by the Company (including issuances of

Shares to Ginkgo under the collaboration and license agreement (the “Ginkgo Collaboration Agreement”) between the Company and Ginkgo dated September 1, 2018 (each, a “Ginkgo Issuance”)) (each, a “Triggering Event”) and subject to obtaining the necessary approvals, up to such number of Shares issuable in connection with the Triggering Event which will, when added to the Shares beneficially owned by the Altria Group immediately prior to the Triggering Event, result in the Altria Group beneficially owning the same percentage of issued and outstanding Shares that the Altria Group beneficially owned immediately prior to the Triggering Event (in each case, calculated on a non-diluted basis). The price per Share to be paid by Altria pursuant to the exercise of its pre-emptive rights will be, subject to certain limited exceptions, the same price per Share at which the Shares are sold in the relevant Triggering Event; provided that the price per Share to be paid by Altria pursuant to the exercise of its pre-emptive rights in connection with a Ginkgo Issuance will be $16.25 per Share.

In addition, the Investor Rights Agreement provides Altria with top-up rights, exercisable on a quarterly basis, whereby, subject to obtaining the necessary approvals and for so long as Altria Group beneficially owns at least 20% of the issued and outstanding Shares, Altria shall have the right to subscribe for Shares in connection with any Top-Up Securities (as defined below) that the Company may, from time to time, issue after the date of the Investor Rights Agreement, to subscribe for up to such number of Shares as will, when added to the Shares beneficially owned by the Altria Group prior to such issuance, result in the Altria Group beneficially owning the same percentage of issued and outstanding Shares that the Altria Group beneficially owned immediately prior to such issuance. “Top-Up Securities” means any Shares issued:

(i)

on the exercise, conversion or exchange of convertible securities of the Company issued prior to the date of the Investor Rights Agreement or on the exercise, conversion or exchange of convertible securities of the Company issued after the date of the Investor Rights Agreement in compliance with the terms of the Investor Rights Agreement, in each case, excluding any convertible securities of the Company owned by any member of the Altria Group;

(ii)	pursuant to any share incentive plan of the Company;

(iii)

on the exercise of any right granted by the Company pro rata to all Shareholders to purchase additional Shares and/or other securities of the Company (other than a right issued in a rights offering in which Altria had the right to participate);

(iv)	in connection with bona fide bank debt, equipment financing or non-equity interim financing transactions with lenders to the Company, in each case, with an equity component; or

(v)

in connection with bona fide acquisitions (including acquisitions of assets or rights under a license or otherwise), mergers or similar business combination transactions or joint ventures undertaken and completed by the Company, in each case, other than (A) Shares issued pursuant to Altria’s pre-emptive right and (B) Shares issued pursuant to the Ginkgo Collaboration Agreement.

The price per Share to be paid by Altria pursuant to the exercise of its top-up rights will be, subject to certain limited exceptions, the 10-day VWAP of the Shares on the TSX at the time of exercise; provided that the price per Share to be paid by Altria pursuant to the exercise of its top-up rights in connection with the issuance of Shares pursuant to the exercise of options or warrants that are outstanding on the date of closing of the Transaction will be $16.25 per Share.

The following table indicates, for illustrative purposes, the number of additional Shares issuable to Altria pursuant to its exercise of (i) its pre-emptive right in respect of Ginkgo Issuances, (ii) its top-up rights in respect of the issuance of Shares upon the exercise of options and warrants that are outstanding as of December 31, 2018, assuming in the case of each of the foregoing clauses (i) and (ii) that (a) the maximum number (assuming that no event occurs that would require an anti-dilution adjustment) of Shares potentially issuable pursuant to Ginkgo Issuances, and pursuant to the exercise of such outstanding options and warrants, are issued thereunder (being an aggregate of 53,035,521 Shares), (b) Altria exercises its pre-emptive right and top-up rights in full in respect of such issuances, and (c) immediately prior to the exercise by Altria of its pre-emptive and top-up rights, the number of issued and outstanding Shares and the percentage thereof held by Altria is as reflected in the following table. Altria’s Share ownership percentages featured in the following table include 45%, on the basis that this represents Altria’s position immediately upon closing of the Transaction, assuming no exercise of the Warrant; and 55%, on the basis that this represents Altria’s position immediately upon closing of the Transaction, assuming exercise in full of the Warrant on closing of the Transaction. Altria’s Share ownership may exceed 55%, in which case, the number of total issued and outstanding Shares may materially increase.

Immediately after the issuance of Shares
Immediately prior to the issuance of Shares					pursuant to Ginkgo Issuances, upon the
pursuant to Ginkgo Issuances, upon the					exercise of outstanding options and
exercise of outstanding options and					warrants, and pursuant to Altria’s full
warrants, and pursuant to Altria’s exercise					exercise of its pre-emptive and top-up
of its pre-emptive and top-up rights			Additional Shares issued:		rights
			pursuant to	to Altria
			Ginkgo	pursuant to
		Percentage	Issuances	its full			Percentage
Number of		of issued	and upon	exercise of	Number of		of issued
issued and	Total issued	and	exercise of	pre-	issued and	Total issued	and
outstanding	and	outstanding	outstanding	emptive	outstanding	and	outstanding
Shares held	outstanding	Shares held	options and	and top-up	Shares held	outstanding	Shares held
by Altria	Shares	by Altria	warrants	rights	by Altria	Shares	by Altria
146,220,892	324,940,914	45%	53,035,521	43,397,279	189,618,171	421,373,714	45%
218,428,740	397,148,762	55%	53,035,521	64,828,034	283,256,774	515,012,317	55%

e)	Covenant of Altria

For a period commencing on the date of the Investor Rights Agreement and ending on the earlier of (i) the date on which the Warrant has been exercised in full by Altria, and (ii) the expiry or termination of the Warrant, the Investor Rights Agreement provides that, without the prior approval of an independent committee of the Board, no member of the Altria Group shall, directly or indirectly, acquire Shares (other than upon settlement of any Shares issued, sold and delivered pursuant to the proper exercise of rights contemplated by the Warrant Certificate or the exercise of pre-emptive rights or top-up rights): (A) on the TSX, the NASDAQ or any other stock exchange, marketplace or trading market on which the Shares are then listed; (B) through private agreement transactions with existing holders of Shares; or (C) in any other manner or take any action which would require any public announcement with respect to any of the foregoing; provided that nothing shall prohibit any member of the Altria Group from making a take-over bid or commencing a tender offer, in each case, to acquire not less than all of the issued and outstanding Shares (other than any such Shares beneficially owned by any member of the Altria Group and its affiliates) in accordance with applicable law.

f)	Registration Rights

The Investor Rights Agreement provides Altria with the right, subject to certain limitations and to the extent permitted by applicable law, to require the Company to use reasonable commercial efforts to file a prospectus under applicable securities laws and/or a registration statement, qualifying Shares held by Altria for distribution in Canada and/or the United States. In addition, the Investor Rights Agreement provides Altria with the right to require the Company to include Shares held by Altria in any proposed distribution of Shares in Canada and/or the United States by the Company for its own account.

g)	Cooperation Covenants

In the Investor Rights Agreement, Altria and the Company will acknowledge that, particularly in light of Altria’s U.S. tax residency and the possibility of future investments by the Company in jurisdictions outside of Canada, it may be desirable to create a new holding company structure for the Company in a jurisdiction other than Canada.

In connection with the foregoing, Altria and the Company have begun to explore the possibility of implementing such a holding company structure (the implementation of any such holding company structure, the “Reorganization”) in the manner described below. The Board has not yet evaluated the Reorganization and will only pursue a Reorganization if it determines that the Reorganization is in the best interests of the Company. The consummation of any Reorganization would also be subject to appropriate approval by the Shareholders of the Company and may require, notices, consents, authorizations and/or approvals by, to or from certain third parties, including governmental authorities. While there can be no assurance that the Board will determine that it is in the best interests of the Company to pursue any such Reorganization, that any such Reorganization will be consummated, or that, if consummated, the Reorganization will be undertaken in the manner described below, the Company is providing Shareholders with the following high-level description of the terms of the Reorganization under consideration so that Shareholders are aware of the discussions that have occurred to date.

Pursuant to the Reorganization under consideration, a new holding company (the “Parent”) would be formed in a jurisdiction other than Canada, and the Company would become a subsidiary of the Parent. Shareholders of the Company, other than Electing Eligible Shareholders (as defined below) would receive common share(s) of the Parent in exchange for their Shares. Shareholders of the Company that are residents of Canada and are taxable under Part I of the Income Tax Act (Canada) (the “Tax Act” and such shareholders, “Eligible Shareholders”), to the extent that they elect to receive exchangeable shares of the Company (the “Exchangeable Shares”) pursuant to the Reorganization (such electing Eligible Shareholders, “Electing Eligible Shareholders”), would receive Exchangeable Shares (rather than common shares of the Parent) in exchange for their Shares. If implemented, as part of the Reorganization, the articles of the Company would be amended to create the Exchangeable Shares and as otherwise necessary or advisable to implement the Reorganization. The Exchangeable Shares would have economic rights that are, as nearly as practicable, equivalent to the economic rights attached to the common shares of the Parent and would be exchangeable for common shares of the Parent at the option of the holder (or at the option of the Company if certain customary events occur). Holders of Exchangeable Shares would have voting rights at Parent substantially equivalent to those of the common shares of the Parent, and the Exchangeable Shares would be entitled to vote on the election of the Board on the same basis as the Shares, but in each case such voting rights would be limited to 19.9% of the votes cast at a meeting of holders of Shares or common shares of the Parent, as applicable. If the Reorganization is implemented, subject to approval from the TSX, it is anticipated that both the common shares of the Parent and Exchangeable Shares would be listed on the TSX and the NASDAQ.

Canadian Federal Income Tax Considerations

If the Reorganization is implemented in the manner described above, Shareholders who are residents of Canada for purposes of the Tax Act, are taxable under Part I of the Tax Act and who receive common shares of the Parent in exchange for their Shares will have a taxable disposition of their Shares and so will generally realize a gain or loss for purposes of the Tax Act on the exchange. Electing Eligible Shareholders who make a valid election to receive Exchangeable Shares generally may defer any capital gain that would otherwise arise on the exchange of such holder’s Shares for common shares of Parent pursuant to the Reorganization until the time of any taxable sale, exchange or other disposition of such Exchangeable Shares, including any mandatory exchange of Exchangeable Shares for common shares of Parent. Shareholders who are not residents of Canada for purposes of the Tax Act, hold their Shares as capital property and do not hold their Shares as “taxable Canadian property” will generally not be subject to tax under the Tax Act on the disposition of their Shares.

The Company expects that if a Reorganization is pursued, a more detailed description of the Canadian federal income tax consequences of such Reorganization would be set out in a Company information circular to be sent to Shareholders in connection with any such Reorganization (the “Reorganization Circular”). Shareholders should carefully read the information in any Reorganization Circular with regard to the Canadian federal income tax considerations of any Reorganization, which may qualify, depart from or be contrary to the information set out above, and should consult their own tax advisors.

U.S. Federal Income Tax Considerations

It is expected that if the Reorganization is implemented in the manner described above, it would be implemented in a manner that would be intended to qualify as a “reorganization” for U.S. federal income tax purposes, such that a U.S.

holder of Shares generally would not recognize gain or loss upon the exchange of Shares for common shares of the Parent pursuant to the Reorganization.

The Company expects that if a Reorganization is pursued, a description of certain material U.S. federal income tax consequences of such Reorganization to U.S. holders of Shares would be set out in a Reorganization Circular. Shareholders should carefully read the information in any Reorganization Circular with regard to the U.S. federal income tax considerations of any Reorganization, which may qualify, depart from or be contrary to the information set out above, and should consult their own tax advisors.

h)	Termination

The Investor Rights Agreement contemplates that it will terminate automatically on the earliest of:

(i)	the point in time when Altria Group beneficially owns less than 5% of the issued and outstanding Shares;

(ii)	upon written notice of the Company or Altria upon the involuntary bankruptcy or reorganization or the material breach of certain provisions of the Investor Rights Agreement by the other party; or

(iii)	upon mutual consent of the Company and Altria.

Warrant Certificate

The Warrant will be exercisable at any time, and from time to time, for a period of four years following the closing of the Transaction pursuant to the terms of the warrant certificate representing and evidencing the Warrant (the “Warrant Certificate”). The Warrant Certificate also includes certain anti-dilution provisions or adjustments to the exercise price and/or the number of Shares issuable upon the exercise thereof, in the event that the Company (i)(A) issues Shares to Shareholders by way of share dividend, (B) makes a distribution to Shareholders payable in Shares, (C) subdivides, splits or otherwise divides the Shares, (D) consolidates, reverse-splits or otherwise aggregates the Shares; (ii) reclassifies the Shares or undergoes a capital reorganization, consolidation, amalgamation, arrangement, binding share exchange, merger or other combination that has the effect of converting the Shares into the same or a different number of shares, other securities or property, including cash; or (iii) issues Shares or securities exchangeable for or convertible into Shares or effects a repurchase, redemption or takes any other action that results in a reduction in the number of Shares outstanding.

Commercial Agreements

In connection with the Transaction, the Parties have agreed that they will enter into the Commercial Agreements, under which Altria will provide services relating to research and development, marketing, advertising and brand management, government relations and regulatory affairs, and finance, tax planning, logistics and other corporate administrative services. The services under the Commercial Agreements are expected to be provided on customary terms and for a services fee payable by the Company that is equal to Altria’s reasonably allocated costs plus 5%, unless otherwise mutually agreed.

Toronto Stock Exchange

The TSX Company Manual (the “Manual”) requires that the Transaction be approved by at least a majority of the votes cast by Shareholders, in person or by proxy, at the Meeting, by operation of: (i) Sections 607(g)(i) and 607(f)(iv) of the Manual because the Transaction will provide for the issuance of greater than 25% of the currently issued and outstanding Shares and the Transaction involves the issuance of a warrant; and (ii) Section 604(a)(i) of the Manual because the Purchaser will own greater than 20% of the issued and outstanding Shares resulting in a material effect on control of the Company.

Pursuant to the Transaction, the Purchaser will acquire the Subscription Shares and the Warrant. The Subscription Shares and the Shares issuable pursuant to the Warrant represent, in the aggregate, approximately 122% of the issued and outstanding Shares as of December 31, 2018. As a result of the Transaction, it is expected that the Purchaser will have beneficial ownership of approximately 45% of the issued and outstanding Shares (calculated on a non-diluted basis without taking into account the exercise of the Warrant) as of closing of the Transaction. Assuming the Warrant is exercised in full on the closing of the Transaction, it is expected that the Purchaser would have beneficial ownership of approximately 55% of the issued and outstanding Shares (calculated on a non-diluted basis). The Subscription Agreement contains certain adjustment provisions to ensure that the number of Shares issuable at closing of the Transaction represents 45% of the issued and outstanding Shares (calculated on a non-diluted basis without taking into account the exercise of the Warrant) and that the Warrant, if exercised in full on the closing of the Transaction, would result in a 10 percentage-point increase to Altria’s beneficial ownership of the issued and outstanding Shares (calculated on a non-diluted basis).

In addition, the TSX requires that the pre-emptive rights and the top-up rights provided by the Investor Rights Agreement be subject to approval by the Shareholders at the Meeting. If such shareholder approval is obtained at the Meeting, the TSX will only accept this as constituting approval by the Shareholders for the future issuance of Shares to Altria at $16.25 per Share (subject to adjustment in the manner contemplated by the Investor Rights Agreement) pursuant to the following types of transactions: (A) an exercise of Altria’s pre-emptive right in respect of the Ginkgo Issuances; and (B) an exercise of Altria’s top-up right in respect of an issuance of Shares pursuant to the exercise of: (i) stock options of the Company outstanding as of the date of this Circular, and (ii) warrants of the Company outstanding as of the date of this Circular. The TSX will not accept this shareholder approval at the Meeting as constituting approval by the Shareholders of any other future issuances of Shares to Altria pursuant to transactions that would otherwise trigger the need for approval of the Shareholders under the rules of the TSX (including pursuant to the TSX dilution rules or the 10% insider limit rules). For example, if the Company proposed a private placement to Altria of more than 9.9% of the issued and outstanding Shares or a public offering whereby Altria would acquire more than 9.9% of the issued and outstanding Shares over its pro rata share, such transactions would be outside the scope of this shareholder approval resolution and specific disinterested approval of Shareholders would need to be obtained by the Company. For greater certainty, this shareholder approval resolution does not apply to the exercise of additional stock options that may be issued in the future pursuant to the terms of the 2018 Option Plan (as defined below). Altria holds no Shares as at the date of this Circular and is contractually prohibited from acquiring any Shares of the Company prior to closing of the Transaction.

Other Regulatory Matters

Investment Canada Act Approval

Under the Investment Canada Act, certain transactions involving the “acquisition of control” of a Canadian business by a non-Canadian are subject to review and cannot be implemented unless the responsible Minister under the Investment Canada Act is satisfied or deemed to be satisfied that the transaction is likely to be of “net benefit” to Canada. Such a transaction is referred to as a “reviewable transaction”. Under the Investment Canada Act there is an initial 45-day review period following the filing of a complete application for review (during which the reviewable transaction cannot be completed unless the responsible Minister is satisfied that the reviewable transaction is likely to be of “net benefit” to Canada) which may be unilaterally extended by the responsible Minister for an additional 30 days, after which the responsible Minister and the investor may agree to further extensions.

The Transaction constitutes a reviewable transaction under the Investment Canada Act. The Investor has filed its application for review with the Investment Review Division of Innovation, Science and Economic Development Canada on December 20, 2018. As of the date of this Circular, the review of the Transaction under the Investment Canada Act is ongoing. Pursuant to the Subscription Agreement it is a condition to closing of the Transaction that approval under the Investment Canada Act be obtained.

RISK FACTORS

In addition to the other information contained in this Circular, Shareholders should give careful consideration to the following risk factors prior to voting on the matters being put before them at the Meeting. Any of the matters highlighted in these risk factors could adversely affect our business and financial condition, causing a Shareholder to lose all, or part of, its, his or her investment. The risks and uncertainties described below are those relating to the Transaction which we currently believe to be material, but they are not the only ones we face. If any of the following risks, or any other risks and uncertainties that we have not yet identified or that we currently consider not to be material, actually occur or become material risks, our business, prospects, financial condition, results of operations and cash flows and consequently the price of our securities could be materially and adversely affected. In addition, a discussion of the risks affecting the Company and our business appears under the heading “Risk Factors” in the AIF and “Risks and Uncertainties” in the MD&A.

Risks Relating to the Transaction

The Shares to be issued, or that are issuable, pursuant to the Transaction would dilute Shareholders.

If the Transaction is completed, we will issue to the Purchaser (i) 146,220,892 Shares (subject to adjustment in accordance with the terms of the Subscription Agreement), which represents 82% of the issued and outstanding Shares as of December 31, 2018 or 45% of the issued and outstanding Shares upon completion of the Transaction (calculated on a non-diluted basis without taking into account the exercise of the Warrant, and assuming that no Shares are issued or repurchased between December 31, 2018 and immediately prior to the completion of the Transaction); and (ii) the Warrant (which may be exercised in full or in part at any time and from time to time) entitling the holder thereof upon the valid exercise in full thereof, to acquire, accept and receive from the Company an aggregate of 72,207,848 Shares (subject to adjustment in accordance with the terms of the Subscription Agreement and with the terms and conditions of the Warrant Certificate), which represents 40% of the issued and outstanding Shares as of December 31, 2018 or 22% of the issued and outstanding Shares upon completion of the Transaction (calculated on a non-diluted basis, and assuming that no Shares are issued or repurchased between December 31, 2018 and immediately prior to the completion of the Transaction). The issuance of such Shares to the Purchaser would dilute current Shareholders.

The Purchaser and Altria will have significant influence over us upon completion of the Transaction.

Upon completion of the Transaction, the Purchaser will be our single largest Shareholder, beneficially owning approximately 45% of the issued and outstanding Shares (calculated on a non-diluted basis without taking into account the exercise of the Warrant). In light of such ownership, the Purchaser will be in a position to exercise significant influence over matters affecting Shareholders or requiring Shareholder approval, including the election of directors to the Board, amendments to the articles and by-laws of the Company and the determination of significant corporate actions. In addition, pursuant to the Investor Rights Agreement, Altria has certain rights including with respect to Board representation and the approval of certain transactions that may be taken by us. See “Matters to be Acted Upon – The Transaction – Transaction Documents – The Investor Rights Agreement”.

Upon exercise of the Warrant in full by the Purchaser, assuming no other securities of the Company are issued, the Purchaser would hold in excess of a majority of the voting rights of the issued and outstanding Shares and would have the right to elect the entire Board and be able to exercise a controlling influence over our business and affairs, including the selection of our senior management, the acquisition or disposition of our assets, the payment of dividends and any change of control of us, such as a merger or take-over.

Accordingly, the Purchaser and Altria will have significant influence over us and there can be no assurance that the Purchaser’s and Altria’s interests will align with our interests or the interests of other Shareholders. In addition, such influence could limit the price that an acquirer might be willing to pay in the future for Shares and it may have the effect of delaying or preventing a change of control of us, such as a merger or take-over.

The Transaction is subject to satisfaction or waiver of several conditions.

The completion of the Transaction is subject to the satisfaction of a number of conditions precedent, certain of which are outside of our control, including, but not limited to, Shareholder Approval, receipt of regulatory approval pursuant to the Investment Canada Act, and other customary conditions. A substantial delay in obtaining satisfactory approvals and/or the imposition of unfavourable terms or conditions in the approvals to be obtained could result in the termination of the Subscription Agreement. There can be no certainty, nor can we provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. If the Transaction is not completed: (a) the market price of the Shares may be impacted to the extent that the market price reflects a market assumption that the Transaction will be completed; (b) certain costs related to the Transaction, such as legal, accounting and financial advisory fees, must be paid by us even if the Transaction is not completed; (c) in certain instances, if the Transaction is not completed, we must pay the Termination Fee to the Purchaser, which could adversely affect our financial condition; (d) we may not be successful in finding another business opportunity that is of equal or greater benefit to us; and (e) the time and attention of our management will have been diverted away from the conduct of our business in the ordinary course.

Until the Transaction is completed, we are restricted from taking certain actions.

Until the Transaction is completed, the Subscription Agreement restricts us from taking certain specified actions without the consent of the Purchaser. These restrictions may prevent us from pursuing certain business opportunities that may arise prior to the completion of the Transaction. See “Matters to be Acted Upon – The Transaction – Transaction Documents – The Subscription Agreement”.

We have discretion in the use of net proceeds from the Transaction and may not use them effectively.

Under the Subscription Agreement, we have discretion in the use of net proceeds from the Transaction, subject to our obligation to consult with the Purchaser, approval of the Purchaser (such approval not to be unreasonably conditioned, withheld or delayed) and certain other limitations regarding the use of net proceeds set forth in the Subscription Agreement. Accordingly, Shareholders may not agree with the manner in which management chooses to allocate and spend the net proceeds. Our failure to apply the funds effectively could have a material adverse effect on our business and financial conditions.

As a result of the Transaction, we anticipate having cash on hand of approximately $2,402,450,000. There can be no assurance that we will be able to deploy the available cash in an effective manner that is accretive to us, or at all. Until such time as we are able to deploy the cash available to us, we anticipate holding the net proceeds as cash balances in our bank account or investing in certificates of deposit and other instruments issued by banks or obligations of or guaranteed by the Government of Canada or any province thereof or in U.S. Treasury securities or other obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities. Until such time as the cash from the Transaction is deployed, there can be no assurance that we will earn any material revenue from the invested cash.

The Subscription Agreement may be terminated in certain circumstances.

We and the Purchaser have the right, in certain circumstances, to terminate the Subscription Agreement. Accordingly, there can be no certainty, nor can we provide any assurance, that the Subscription Agreement will not be terminated by either party prior to the completion of the Transaction.

If the Subscription Agreement is terminated or the Transaction is not consummated, there could be an adverse effect on us.

If the Transaction is not completed, the market price of the Shares may decline to the extent that the market price reflects a market assumption that the Transaction will be completed. If the Transaction is not completed and the Board decides to seek another strategic transaction, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the consideration to be paid pursuant to the Transaction. Furthermore, in the event that the Subscription Agreement is terminated and the Transaction is not consummated, we may, in certain circumstances, be obligated to pay the Termination Fee to the Purchaser, including in circumstances where we have insufficient resources to fund its payment obligation.

Even if the Subscription Agreement is terminated without payment of the Termination Fee, we may, in the future, be required to pay the Termination Fee in certain circumstances. The Subscription Agreement provides that we are required to pay the Termination Fee to the Purchaser if we enter into an agreement in respect of an alternative transaction satisfying certain conditions within 12 months of the Subscription Agreement being terminated by either us or the Purchaser as a result of the Transaction not being contemplated by the Outside Date or failure to obtain Shareholder Approval. We may have insufficient resources to fund our payment obligation. See “Matters to be Acted Upon – The Transaction – Transaction Documents – Subscription Agreement – Termination”.

We may not realize the benefits of our strategy which could have an adverse effect on our business and results of operations.

We believe that the strategic partnership between us and Altria provides us with additional financial resources, product development and commercialization capabilities, and deep regulatory expertise to better position us to compete, scale and lead the rapidly growing global cannabis industry. We believe that the growth opportunities for us are significant and extend across the globe as markets open. With Altria’s resources, we expect to be even better positioned to support cannabinoid innovation, create differentiated products and brands across medicinal and recreational categories, and expand our global footprint and growing production capacity. Nevertheless, a number of risks and uncertainties are associated with the expansion into such markets and the pursuit of these other growth opportunities. The successful implementation of the Transaction is critical to our growth and capital funding. The failure to successfully implement any of these strategic initiatives could have a material adverse effect on our business and results of operations.

We are restricted from soliciting Acquisition Proposals from other potential purchasers.

While the terms of the Subscription Agreement permit us to consider unsolicited Acquisition Proposals, the Subscription Agreement restricts us from soliciting third parties to make an Acquisition Proposal that may constitute a Superior Proposal. See “Matters to be Acted Upon – The Transaction – Transaction Documents – Subscription Agreement – Covenants of the Company Regarding Non-Solicitation”.

The Purchaser’s right to match and the Termination Fee may discourage other potential purchasers from making a Superior Proposal.

Pursuant to the Subscription Agreement, as a condition to entering into a definitive agreement in respect of a Superior Proposal, we would be required to offer the Purchaser the right to match the terms of that Superior Proposal, and we would be required to pay the Termination Fee to the Purchaser. This right to match and the Termination Fee may discourage other parties from making a Superior Proposal, even if they would otherwise have been willing to invest in us on more favourable terms than the Transaction.

The Purchaser’s significant interest in the Company upon completion of the Transaction may impact the liquidity of the Shares.

The Shares may be less liquid and trade at a discount relative to the trading that could occur in circumstances where the Purchaser and Altria did not have the ability to significantly influence or determine matters affecting us. Additionally, the Purchaser’s significant voting interest in us may discourage transactions involving a change of control of us, including transactions in which an investor, as a Shareholder, might otherwise receive a premium for its Shares over the then-current market price.

The change of control provisions in certain of our existing contractual arrangements may be triggered by the Transaction.

Certain of our existing contractual arrangements may include change of control provisions requiring us to make certain payments if the change of control trigger is fulfilled. The change of control provisions in certain of our arrangements, including, but not limited to, compensatory arrangements and our construction loan with Romspen Investment Corporation, or agreements we may enter into in the future, may be triggered upon completion of the Transaction upon the Purchaser exercising its Warrant in part or in full.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our Shareholders.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal Shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our Shareholders may not know on as timely a basis when our officers, directors and principal Shareholders purchase or sell Shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. We are also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and Shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies.

In addition, as a foreign private issuer, we have the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead. We may in the future elect to follow home country practices in Canada with regard to certain corporate governance matters. As a result, our Shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.

We may lose foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

Pursuant to the Subscription Agreement, upon closing of the Transaction, the Purchaser will have beneficial ownership of approximately 45% of the issued and outstanding Shares (calculated on a non-diluted basis without taking into account the exercise of the Warrant) and, upon exercise of the Warrant in full by the Purchaser (assuming exercise concurrently with the closing of the Transaction), the Purchaser would have beneficial ownership of approximately 55% of the issued and outstanding Shares (calculated on a non-diluted basis). In addition, pursuant to the Subscription Agreement, Altria will have the right to nominate four directors, including one independent director, to serve on the Board, which will be increased from five to seven directors in connection with the Transaction.

We will in the future lose our foreign private issuer status if a majority of our Shares are held by persons in the United States and we fail to meet any of the additional requirements necessary to avoid loss of foreign private issuer status, such as if: (i) a majority of our directors or executive officers are U.S. citizens or residents; (ii) a majority of our assets are located in the United States; or (iii) our business is administered principally in the United States. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory.

The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer would be greater than the costs incurred as a Canadian foreign private issuer. If we are not a foreign private issuer, we would need to begin preparing our financial statements in compliance with U.S. Generally Accepted Accounting Principles (GAAP) rather than International Financial Reporting Standards (IFRS) and would not be eligible to use foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on the NASDAQ that are available to foreign private issuers.

The pending Transaction may divert the attention of the Company’s management.

The pendency of the Transaction could cause the attention of the Company’s management to be diverted from the day-to-day operations and customers or suppliers may seek to modify or terminate their business relationships with the Company. These disruptions could be exacerbated by a delay in the completion of the Transaction and could have an adverse effect on the business, operating results or prospects of the Company.

STATEMENT OF EXECUTIVE COMPENSATION

The following disclosure is being included in this Circular in compliance with applicable regulatory requirements because directors of the Company are being elected at the Meeting. This disclosure is substantially similar to the disclosure included in the Company’s management information circular dated May 28, 2018 prepared in connection with the annual meeting of Shareholders held on June 28, 2018.

Compensation Discussion & Analysis

The following disclosure describes the compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Company to each NEO (as defined below). This section also identifies the objectives and material elements of compensation awarded to the NEOs and the reasons for the compensation. For a complete understanding of the executive compensation program, this disclosure should be read in conjunction with the Summary Compensation Table and other executive compensation-related disclosure included in this Circular.

The Board’s assessment of corporate performance is based on a number of qualitative and quantitative factors including execution of ongoing projects and transactions, and progress on key growth initiatives.

Named Executive Officers

During the financial year ended December 31, 2017, the Company’s named executive officers included the Chairman, President and CEO, Chief Financial Officer (“CFO”) and the Company’s next three most highly compensated executives whose total compensation was, individually, more than $150,000 for the financial year (collectively, the “NEOs”). The following individuals are the Company’s NEOs for the year ended December 31, 2017:

•	Michael Gorenstein – Chairman, President and CEO;
•	William Hilson – CFO, a consultant of the Company;
•	David Hsu – Operations Consultant, a consultant of the Company;
•	Jeffrey Jacobson – Vice President of Business Development; and
•	Xiuming Shum – General Counsel and Corporate Secretary.

Compensation Governance

The Compensation Committee currently consists of Jason Adler and James Rudyk, both of whom are considered by the Board to be independent.

The Compensation Committee is responsible for reviewing and making recommendations to the entire Board concerning the compensation of the directors and executive officers of the Company. Based on the recommendations of the Compensation Committee, the Board is responsible for determining the compensation paid to the executive officers and directors of the Company. It is expected that following the closing of the Transaction, the Compensation Committee, which will consist of at least one Altria Nominee, will, further to its ongoing responsibility to evaluate director and officer compensation, continue to review such compensation and may make recommendations to the entire Board regarding such compensation.

The philosophy of the Compensation Committee is to determine compensation for the Company’s executive officers relative to the performance of the Company in executing on its objectives. The services of the NEOs at the end of the most recently completed financial year were provided to the Company pursuant to employment and consulting agreements which provide for the fixed base salaries to be paid to the aforementioned NEOs. The NEOs are also eligible to receive performance-based incentive compensation. Other officers may receive both fixed compensation and performance-based variable incentive compensation, which together represents total direct compensation.

The Compensation Committee’s assessment of corporate performance is based on a number of qualitative and quantitative factors including execution of on-going projects and transactions, safety, operational performance and progress on key growth initiatives. The NEOs do not automatically receive any particular award based on the Compensation Committee’s determination of the overall performance of the Company, but rather the determination establishes the background for the Compensation Committee’s subsequent review of the NEOs’ individual performance.

Objectives of Executive Compensation

The objectives of the compensation program of the Company are:

•	to reward individual contributions in light of overall business results;

•	to align the interests of the executives with the interests of the Shareholders; and

•	to attract and retain executives who can help the Company achieve its objectives.

Elements of Executive Compensation

Rather than strictly applying formulas and weightings to forward-looking performance objectives, which may lead to unintended consequences for compensation purposes, the Board exercises its discretion and uses sound judgment in making compensation determinations. For this reason, the Board does not measure performance using any pre-set formulas in determining compensation awards for NEOs.

The Board’s comprehensive assessment of the overall business performance of the Company, including corporate performance against objectives (both quantitative and qualitative), business circumstances and, where appropriate, relative performance against peers, provides the context for individual executive officer evaluations for all direct compensation awards.

In 2017, the NEOs received a mix of: (i) base salary; and (ii) medium- to long-term incentives comprised of options (“Options”).

1.     Base Salary

Base salaries are intended to provide the NEOs with competitive base salaries. The Company differentiates salary levels to reflect each NEO’s experience and responsibilities. Base salaries are fixed pursuant to each NEO’s consulting or employment agreement.

2.     Medium- to Long-Term Incentives

Medium- and long-term incentives, which are provided by way of grants of Options, are intended to provide ties between executive compensation and performance of the Company. Options are designed to motivate directors and executive officers to achieve positive business results and align their interests with those of the Shareholders. Participants benefit only if the market value of the Shares at the time of an Option exercise is greater than the exercise price of the Options. Options vest in such manner as the Board may determine.

Option grants are determined on an ad hoc basis. The CEO makes recommendations to the Compensation Committee regarding individual Option awards for all recipients other than the CEO and the directors of the Company. The Compensation Committee makes recommendations to the Board regarding Options for the CEO and the directors. In making its recommendation to the Board regarding the grant of Options to the CEO, the Compensation Committee considers relevant market data and other information.

The Compensation Committee reviews the appropriateness of the Option grant recommendations from the CEO for all eligible employees and accepts or adjusts these recommendations. The Compensation Committee is responsible for approving all individual Option grants, including grants that are awarded outside the annual compensation deliberation process for such things as promotions or new hires. The Compensation Committee is also responsible for recommending to the Board for its approval any Option grants for executive officers.

The Compensation Committee approves or recommends compensation awards, including Option grants, which are not contingent on the number, term or current value of other outstanding compensation previously awarded to the individual.

Performance Graph

The following performance graph compares the total cumulative return to a Shareholder who invested $100 in Shares on July 7, 2014, assuming reinvestment of dividends, with the cumulative total return on the S&P/TSX Composite Total Return Index for each year following July 7, 2014.

	July 7,	December 31,	December 31,	December 30,	December 29,
	2014	2014	2015	2016	2017
Cronos Group Inc.	100.00	800.00	315.00	1,480.00	9,570.00
S&P/TSX Composite Total Return Index	100.00	97.36	89.26	108.08	117.91

The compensation policy for the Company’s directors and executive officers is primarily tied to the financial performance of the business and not specifically to Share performance. The performance criteria are based on the Company’s relative Shareholder return as compared to a peer index. As a result, the trend shown in the above graph does not necessarily correspond to the Company’s compensation to its executive officers for the same period.

Summary Compensation Table

The following table sets forth all compensation for each NEO for services rendered in all capacities to the Company for the financial years ended December 31, 2017, 2016 and 2015. The Company does not have any pension plans, long-term non-equity incentive plans or deferred compensation plans. In addition, the Company does not currently have any plans or arrangements in place that provide for Share-based awards.

Name and Principal Position	Year	Salary	Share- Based Awards	Option-Based Awards(1)	Non-Equity Incentive Plan Compensation		Pension Value	All Other Compensation	Total Compensation
					Annual Incentive Plans	Long- Term Incentive Plans
		($)	($)	($)	($)	($)	($)	($)	($)
Michael Gorenstein, Chairman, President and Chief Executive Officer	2017	266,932(2)	Nil	2,644,750	Nil	Nil	Nil	Nil	2,911,682
	2016	174,664(3)	Nil	719,639	Nil	Nil	Nil	Nil	894,303
	2015	Nil	Nil	Nil	Nil	Nil	Nil	6,000(4)	6,000
William Hilson, CFO(5)	2017	150,000	Nil	29,083	Nil	Nil	Nil	Nil	179,083
	2016	64,947	Nil	245,895	Nil	Nil	Nil	Nil	310,842
	2015	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
David Hsu, Operations Consultant(6)	2017	240,512(7)	Nil	1,665,975	Nil	Nil	Nil	Nil	1,906,487
	2016	147,941	Nil	114,360	Nil	Nil	Nil	Nil	260,301
	2015	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Jeffrey Jacobson, Vice President of Business Development(8)	2017	156,000	Nil	334,198	Nil	Nil	Nil	Nil	490,198
	2016	39,231	Nil	60,528	Nil	Nil	Nil	Nil	99,760
	2015	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Xiuming Shum, General Counsel(9)	2017	76,099	Nil	305,948	Nil	Nil	Nil	Nil	360,173
	2016	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2015	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:
(1)

Fair value of the Options was determined using the Black-Scholes option-pricing model. The following inputs were used, as determined by management: (i) risk-free interest rate; (ii) expected life of Options; (iii) expected annualized volatility; (iv) expected dividend yield; and (v) weighted average Black-Scholes value at grant date. Volatility was estimated using the historical volatility of the Company and other companies that the Company considers comparable that have trading and volatility history prior to the Company becoming public.

(2)	Based on a salary of US$200,000. Salary was remitted in Canadian dollars at the prevailing exchange rate at the time of payment.
(3)	Remitted in United States dollars. Mr. Gorenstein’s salary was converted to Canadian dollars based on the prevailing exchange rate at the time of payment.

(4)

Amounts represent director’s fees paid to Mr. Gorenstein, who served as a director of the Company prior to his appointment as CEO on May 13, 2016. Since his appointment as CEO, Mr. Gorenstein has not received any compensation for his service as a director of the Company.

(5)	Mr. Hilson was engaged as CFO effective October 10, 2016.
(6)	Mr. Hsu was engaged as an Operations Consultant effective June 4, 2016.
(7)

Remitted in United States dollars at the prevailing exchange rate at the time of payment. Mr. Hsu’s salary was converted to Canadian dollars based on an annual average exchange rate of US$1.00 = C$1.2986, as reported on the Bank of Canada website. Includes certain expenses incurred by Mr. Hsu and reimbursed by the Company in relation to a United States health insurance plan.

(8)

Mr. Jacobson was appointed as Vice President of Business Development at Cronos Group on October 24, 2017. Mr. Jacobson was an employee of Peace Naturals Project Inc. at the time of its acquisition by Cronos Group Inc. on September 6, 2016; Mr. Jacobson’s 2016 compensation reflects compensation earned as an employee of Peace Naturals Project Inc. between September 6, 2016 and December 31, 2016.

(9)	Ms. Shum was originally engaged by the Company as a consultant as of August 21, 2017 and was appointed as General Counsel effective October 1, 2017.

Incentive Plan Awards

Outstanding Option-Based and Share-Based Awards

The following table sets forth the details regarding all Option-based and Share-based awards outstanding for each NEO as at December 31, 2017.

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-The-Money Options(1)	Number of Shares or Units of Shares That Have Not Vested	Market or Payout Value of Share-Based Awards That Have Not Vested	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed
	(#)	($)		($)	(#)	($)	($)
Michael Gorenstein	487,500	0.50	August 5, 2021	4,504,500	Nil	Nil	Nil
	1,200,000	1.23	October 6, 2021	10,212,000	Nil	Nil	Nil
	1,300,000	3.14	April 12, 2022	8,580,000	Nil	Nil	Nil
	500,000	2.42	August 23, 2022	3,660,000	Nil	Nil	Nil
William Hilson	487,500	1.23	October 6, 2021	4,148,625	Nil	Nil	Nil
	25,000	2.42	August 23, 2022	183,000	Nil	Nil	Nil
David Hsu	487,500	0.50	August 5, 2021	4,504,500	Nil	Nil	Nil
	500,000	3.14	April 12, 2022	3,300,000	Nil	Nil	Nil
	750,000	2.42	August 23, 2022	5,490,000	Nil	Nil	Nil

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-The-Money Options(1)	Number of Shares or Units of Shares That Have Not Vested	Market or Payout Value of Share-Based Awards That Have Not Vested	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed
	(#)	($)		($)	(#)	($)	($)
Jeffrey Jacobson	120,000	1.23	October 6, 2021	1,021,200	Nil	Nil	Nil
	20,000	3.14	April 12, 2022	132,000	Nil	Nil	Nil
	260,000	2.42	August 23, 2022	1,903,200	Nil	Nil	Nil
Xiuming Shum	263,000	2.42	August 23, 2022	1,925,160	Nil	Nil	Nil

Notes:

(1)	Based on the closing price of the Shares on the TSX on December 29, 2017, being $9.74 per Share, and the exercise price of the Options.

Value Vested or Earned During the Year

The following table sets forth the details regarding the value vested or earned of Option-based and Share-based awards for each NEO for the financial year ended December 31, 2017.

Name	Option-Based Awards – Value Vested During the Year(1)	Share-Based Awards – Value Vested During the Year	Non-Equity Incentive Plan Compensation – Value Earned During the Year
	($)	($)	($)
Michael Gorenstein	806,214	Nil	Nil
William Hilson	166,513	Nil	Nil
David Hsu	395,547	Nil	Nil
Jeffrey Jacobson	79,817	Nil	Nil
Xiuming Shum	39,012	Nil	Nil

Notes:

(1)	Options began vesting immediately upon issue.

2018 Option Plan

The following is a summary of the 2018 Option Plan and is qualified in its entirety by the full text of the 2018 Option Plan which is available on the Company’s profile on SEDAR at www.sedar.com.

Under the 2018 Option Plan, certain directors, officers, key employees and service providers (“Participants”) of the Company and its affiliates are eligible to participate in the 2018 Option Plan, which provides for the grant of Options to purchase Shares. The 2018 Option Plan is administered by the Board and was last approved by Shareholders on June 28, 2018.

Shares Subject to the 2018 Option Plan and Participation Limits

The 2018 Option Plan is a “rolling” stock option plan, pursuant to which the number of Shares that may be reserved for issuance upon the exercise of Options will not exceed 10% of the number of issued and outstanding Shares on a non-diluted basis at any time, provided that the number of Shares issued or issuable under all security-based compensation arrangements will not exceed 10% of the number of issued and outstanding Shares on a non-diluted basis.

No Options may be granted under the 2018 Option Plan if, together with any of the Company’s other security-based compensation arrangements, such grant of Options could result, at any time, in the aggregate number of Shares (i) issued to insiders, within any one-year period, or (ii) issuable to insiders at any time, in either case, exceeding 10% of the issued and outstanding Shares, provided, however, that the number of Options or Share Appreciation Rights (“SARs”) that may be granted to any Participant in any one calendar year shall not exceed 10% of the number of issued and outstanding Shares (on a non-diluted basis).

No Options may be granted under the 2018 Option Plan to any non-employee director if such grant would, at the time of the grant, result in: (i) the aggregate number of Shares reserved for issuance to all non-employee directors under the 2018 Option Plan and all other security-based compensation arrangements of the Company exceeding 1% of the total number of Shares then-issued and outstanding; (ii) the aggregate value of Options granted to the non-employee director during the Company’s fiscal year exceeding $100,000; or (iii) the aggregate value of Options and, in the case of security-based compensation arrangements that do not provide for the granting of Options (“Full Value Awards”), the grant date value of Shares granted to the non-employee director during the Company’s fiscal year exceeding $150,000, provided that any Full Value Award elected to be received by a non-employee director, in the non-employee director’s discretion, in place of the same value of foregone cash compensation from the Company shall not be counted toward the foregoing $150,000 limit and provided further that the foregoing limitations shall not apply to one-time initial grants to a new director who would be a non-employee director upon joining the Board as compensation for serving on the Board.

As at December 31, 2018, 285,000 Options were granted and up to 4,969,008 Shares were available for grant of Options under the 2018 Option Plan (representing 10% of issued and outstanding Shares as of December 31, 2018 less Shares issuable under outstanding Options granted under the 2015 Option Plan (as defined below)). The number of Shares currently issuable under the 2018 Option Plan represents approximately 2.9% of the number of issued and outstanding Shares as of December 31, 2018 (with Shares currently issuable under outstanding Options granted under the 2015 Option Plan representing approximately 7.1% of the number of issued and outstanding Shares as of December 31, 2018). As at December 31, 2018, this would represent dilution of approximately 2.9% should these Shares be issued under the 2018 Option Plan.

Exercise and Vesting

Participants under the plan are eligible to be granted Options to purchase Shares at an exercise price established upon approval of the grant by the Board. When Options are granted, the exercise price is, with respect to a particular date, the closing price as reported by the TSX on the immediately preceding trading day (the “Fair Market Value”). The 2018 Option Plan does not authorize grants of Options with an exercise price below the Fair Market Value.

Vesting conditions for grants of Options are determined by the Board and set out in the Option grant agreement between the Participant and the Company. The typical vesting for employee grants is quarterly vesting over five years, and the typical vesting for directors and executive officers is quarterly vesting over three to five years. The term of the Options is established by the Board and set out in the Option grant agreement, provided that, pursuant to the terms of the 2018 Option Plan, the term of an Option may not exceed seven years from the date of the grant. Options that would expire during a trading black-out period may be exercised within 10 business days following the end of such trading black-out period.

The 2018 Option Plan also provides for the issuance of SARs in tandem with Options. Under the terms of the 2018 Option Plan, each SAR entitles the holder to surrender to the Company, unexercised, the right to subscribe for Shares pursuant to the related Option and to receive from the Company a number of Shares, rounded down to the next whole Share, with a Fair Market Value on the date of exercise of each such SAR that is equal to the difference between such Fair Market Value and the exercise price under the related Option, multiplied by the number of Shares that cease to be available under the Option as a result of the exercise of the SAR, subject to satisfaction of applicable withholding taxes and other source deductions.

Each unexercised SAR terminates when the related Option is exercised or the Option terminates, including upon a Change of Control (as discussed below). Upon each exercise of a SAR in respect of a Share covered by an Option such Option shall be cancelled and shall be of no further force or effect in respect of such Share. If any Option is cancelled in connection with the exercise of the related SAR, the aggregate number of Shares that may be issued pursuant to the Option Plan shall be reduced by the number of Options cancelled in connection with the exercise of such SAR.

Termination of Employment

The Option Plan addresses the implications for Option exercise rights in the case of the termination of a Participant’s employment and the death of a Participant, both of which are subject to the discretion of the Board to establish alternate treatment on a case-by-case basis. In the event of the termination of the Participant’s employment with the Company for cause, each vested and unvested Option granted to that Participant immediately terminates and ceases to be exercisable, subject to the discretion of the Board. In the event of the death of a Participant, each Option granted to that Participant that has not then vested immediately terminates, subject to the discretion of the Board, and all Options that have vested may be exercised by the Participant’s estate at any time within six months from the date of such Participant’s death. If a Participant’s employment with the Company is terminated other than for cause or death or if a director who is a Participant is not re-elected to the Board, each Option granted to such Participant that has not vested will immediately terminate, subject to the discretion of the Board, and each Option that has vested may be exercised by such Participant at any time within six months of the date of termination or of ceasing to act as a director of the Company, as the case may be.

Assignment

A Participant may assign or transfer one or more Options granted under the 2018 Option Plan to a personal holding corporation wholly owned by such Participant or to a registered retirement savings plan established for the sole benefit of such Participant. Except as specified above and in the preceding paragraph, Options granted under the 2018 Option Plan may only be exercised by a Participant personally and no assignment or transfer of Options is permitted.

Financial Assistance and Withholding

The Company does not permit financial assistance to be provided to Participants to facilitate the purchase of Shares pursuant to Options granted.

The Company may withhold from any amount payable to a Participant such amount as may be necessary to enable the Company to comply with the applicable requirements of any federal, provincial, state or local law, or any administrative policy of any applicable tax authority, relating to the withholding of tax or any other required deductions with respect to Options hereunder (“Withholding Obligations”). The Company also has the right, in its discretion, to satisfy any liability for any Withholding Obligations by selling, or causing a broker to sell, on behalf of any Participant or causing any Participant to sell such number of Shares issued to the Participant sufficient to fund the Withholding Obligations (after deducting any commissions payable to the broker).

Amendments Requiring Shareholder Approval

The following types of amendments to the 2018 Option Plan require Shareholder approval:

(i)	any increase in the maximum percentage of Shares issuable by the Company under the 2018 Option Plan;

(ii)	any amendment that would reduce the exercise price at which Options may be granted below the minimum price currently provided for in the 2018 Option Plan;

(iii)	any amendment that would increase or delete the percentage limits on the aggregate number of Shares issuable or that could be issued to insiders under the 2018 Option Plan;

(iv)	any amendment that would increase or delete the maximum term during which Options may be exercised pursuant to the 2018 Option Plan to be greater than seven years;

(v)	subject to automatic extension where the original expiry date of an Option falls during a trading black-out period, any amendment that would extend the expiry date of any outstanding Option;

(vi)

any amendment that would reduce the exercise price of an outstanding Option (other than as may result from general anti-dilution adjustments provided for in the 2018 Option Plan) including a cancellation of an Option and re-grant of an Option to the same Participant in conjunction therewith, constituting a reduction of the exercise price of the Option;

(vii)	any exchange for cash or other entitlements of an Option for which the exercise price is equal to, or less than, the Fair Market Value of a Share on the date of such exchange;

(viii)	any amendment that would permit transfers or assignments not currently permitted under the 2018 Option Plan;

(ix)	any amendment to the definition of “Participant” or any amendment that would expand the scope of those persons eligible to participate in the 2018 Option Plan;

(x)

any amendment to increase the Value of Options (as defined in the 2018 Option Plan) granted or delete the percentage limit relating to Shares issuable, in each case, to Non-Executive Directors (as defined in the 2018 Option Plan);

(xi)	certain amendments that would allow the Board to reduce the aggregate number of Shares that may be issued under the 2018 Option Plan in respect of the exercise of a SAR by less than one whole Share;

(xii)	any amendment to provide for other types of compensation through equity issuance; and

(xiii)	any amendment to the amendment procedures.

Any amendment other than those expressly enumerated in the 2018 Option Plan or those that would require shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX and NASDAQ) may be made by the Board without Shareholder approval.

Change of Control

The Company, the Purchaser and Altria have agreed that the issuance of Shares in connection with the closing of the Transaction (assuming that the Warrant is not exercised at closing of the Transaction) will not result in a Change of Control under the 2018 Option Plan.

If the Company proposes to undertake a Change of Control, the Board may, in its discretion, accelerate the vesting of all outstanding Options to provide that, notwithstanding the vesting provisions of such Options, each such outstanding Option shall be fully vested and either (as determined by the Board in its discretion) (i) may be conditionally exercisable for Shares or (ii) may be conditionally surrendered for a cash payment equal to the difference between the per Share consideration receivable by Shareholders in connection with the transaction resulting in the Change of Control and the exercise price of such Option multiplied by the number of Shares that may be acquired under the particular Option, upon (or where permitted by the Board, prior to) the completion of the Change of Control, provided that the Board shall not, in any case, authorize the exercise or surrender of Options beyond the expiration of the original exercise term of the Options.

If, in connection with a Change of Control, the Board does not accelerate the vesting of Options in accordance with the foregoing paragraph and the Options continue, or are assumed, or rights equivalent to the Options are substituted for the Options, by the Surviving Company or Parent Company (as defined below), or an affiliate thereof, and a Participant’s employment is terminated by the Company or the Surviving Company or Parent Company or an affiliate of the Company or a successor thereto without cause in the 24-month period following the Change of Control, all unvested Options or substituted rights outstanding on the Participant’s termination date shall immediately vest, and the Participant may exercise such vested Options or substituted rights until the earlier of the expiration of the original exercise term of such Option (or the Option for which the right was substituted) and 12 months following the Participant’s termination date, following which any unexercised Options or substituted rights shall terminate and cease to be exercisable.

For the purposes of the 2018 Option Plan, “Change of Control” means any one of the following:

(i)

the consummation of any transaction or series of transactions including any reorganization, recapitalization, statutory share exchange, consolidation, amalgamation, arrangement, merger or issue of voting shares in the capital of the Company, the result of which is that any person or group of persons acting jointly or in concert for purposes of such transaction or series of transactions becomes the beneficial owner, directly or indirectly, of more than 50% of the voting securities in the capital of the entity resulting from such transaction or series of transactions or the entity that acquired all or substantially all of the business or assets of the Company in a transaction or series of transactions described in paragraph (ii) below (in each case, the “Surviving Company”) or the ultimate parent entity that has beneficial ownership of sufficient voting power to elect a majority of the board of directors (or analogous governing body) of the Surviving Company (the “Parent Company”), measured by voting power of the outstanding voting securities eligible to elect members of the board of directors (or the analogous governing body) of the Parent Company (or, if there is no Parent Company, the Surviving Company) rather than number of securities (but shall not include the creation of a holding company or other transaction that does not involve any substantial change in the proportion of direct or indirect beneficial ownership of the voting securities of the Company prior to the consummation of the transaction or series of transactions);

(ii)

the direct or indirect sale, transfer or other disposition, in one or a series of transactions, of all or substantially all of the business or assets of the Company, taken as a whole, to any person or group of persons acting jointly or in concert for purposes of such transaction or series of transactions (other than to any affiliates of the Company); or

(iii)

Incumbent Directors during any consecutive 12-month period ceasing to constitute a majority of the Board (for the purposes of this paragraph, an “Incumbent Director” shall mean any member of the Board who is a member of the Board immediately prior to the occurrence of a contested election of directors of the Company).

2015 Option Plan

The following is a summary of the 2015 Option Plan and is qualified in its entirety by the full text of the 2015 Option Plan which is available on the Company’s profile on SEDAR at www.sedar.com.

The 2015 Option Plan is a “rolling” stock option plan, pursuant to which the number of Shares reserved for issuance upon the exercise of Options could not exceed 10% of the issued and outstanding Shares at the time of any Option grant (on a non-diluted basis). Options were issuable pursuant to the 2015 Option Plan to employees, directors, senior officers and consultants of the Company or any of its subsidiaries. As at December 31, 2018, Options to acquire up to 12,617,994 Shares were outstanding under the 2015 Option Plan. The Board will not issue further Options under the 2015 Option Plan. The last grant of Options under the 2015 Option Plan was made on May 18, 2018. Options granted under the 2015 Option Plan shall continue to be governed by the terms of the 2015 Option Plan, and Options outstanding under the 2015 Option Plan that expire unexercised shall not be available for re-issuance.

The 2015 Option Plan is administered by the Board. Options that were issued under the 2015 Option Plan are non-assignable and non-transferable. Options granted under the 2015 Option Plan are exercisable for a period of up to five years from the date of grant. The exercise price of Options granted under the 2015 Option Plan was fixed by the Board and could not be less than the closing price as reported by the TSX Venture Exchange (“TSX-V”) or other published market upon which the Shares are quoted or traded, on the day immediately preceding the day upon which the Option is granted, less a discount of up to 25% from such price, subject to a minimum exercise price allowed by the TSX-V. Shares were not issued on the exercise of Options granted under the 2015 Option Plan until they were fully paid for. Other terms and conditions of Options granted under the 2015 Option Plan, including vesting, were determined by the Board and set out in an Option agreement between the Company and each participant.

Subject to applicable regulatory approvals, the 2015 Option Plan and any Options granted under the 2015 Option Plan may be amended or terminated by the Board at any time, provided that no such action shall, without the consent of the participant, in any manner adversely affect the participant’s rights under any Options theretofore issued under the 2015 Option Plan. Pursuant to this provision, on May 18, 2018, the Board approved amendments to the terms of all outstanding Option grants under the 2015 Option Plan to reflect certain of the provisions of the 2018 Option Plan. Specifically, the Option grants were amended to incorporate the automatic extension of the expiry date of an Option where the original expiry date of an Option falls during a trading black-out period, the termination of employment and change of control provisions of the 2018 Option Plan and the addition of SARs. The Company, the Purchaser and Altria have agreed that the issuance of Shares in connection with the closing of the Transaction (assuming that the Warrant is not exercised at closing of the Transaction) will not result in a Change of Control under the 2015 Option Plan.

Pension Plan Benefits

The Company does not have any pension plans that provide for payments or benefits at, following, or in connection with retirement.

Employment Agreements for the NEOs

The Company entered into an employment agreement (the “Gorenstein Agreement”) dated August 10, 2016 with Michael Gorenstein. Pursuant to the Gorenstein Agreement, Mr. Gorenstein acts in the capacity of President and CEO of the Company. The Gorenstein Agreement provides for a salary of US$200,000 per year for acting in such capacity plus reimbursement for all reasonable fees and dues for professional associations or memberships, reasonable professional services expenses incurred in respect of his employment, as well as all out-of-pocket expenses incurred in connection with Mr. Gorenstein’s duties. Mr. Gorenstein is also eligible to participate in any Company employee benefit plan, program or arrangement and to receive an annual bonus as a lump sum cash payment and/or annual Options to purchase Shares within 90 days following the end of each calendar year. Such bonus is at the discretion of the Board and shall be conditional upon Mr. Gorenstein’s performance and such factors as increase in Share price, growth in net asset value, growth of the Company, balance sheet position, and such other considerations as the Compensation Committee may establish in its sole discretion.

The Company’s wholly owned subsidiary, Peace Naturals Project Inc., entered into a financial advisory services agreement (the “Hilson Agreement”) dated October 1, 2015 with Hillhurst Management Inc. Pursuant to the Hilson

Agreement and as agreed to by the Company, Mr. Hilson provides financial advisory services in the capacity of CFO of the Company. Mr. Hilson receives a monthly fee of $12,500 for services provided to the Company for acting in such capacity plus reimbursement for all reasonable expenses incurred in connection with Mr. Hilson’s duties.

The Company entered into an executive employment agreement (the “Hsu Agreement”) dated June 12, 2018 with David Hsu. Pursuant to the Hsu Agreement, Mr. Hsu acts as an Operations Consultant for the Company. The Hsu Agreement provides for a fee of $225,000 per year for acting in such capacity plus reimbursement for all reasonable travel or other out-of-pocket expenses properly incurred by Mr. Hsu in providing consulting services to the Company. In addition, Mr. Hsu is eligible to receive an annual bonus, as well as Option grants, each determined by the Company at its sole discretion. Mr. Hsu is entitled to a monthly lump sum payment to be determined between Mr. Hsu and the Company to purchase health and dental, life insurance, disability and similar benefit coverages as Mr. Hsu may choose in his sole discretion.

The Company’s wholly owned subsidiary, Hortican Inc., entered into an employment agreement (the “Jacobson Agreement”) dated October 24, 2017 with Jeffrey Jacobson. Pursuant to the Jacobson Agreement, Mr. Jacobson acts in the capacity of Vice President of Business Development of the Company. The Jacobson Agreement provides for a salary of $180,000 per year for acting in such capacity plus reimbursement for all reasonable travel and other out-of-pocket expenses properly incurred by Mr. Jacobson from time to time in connection with performance of his duties. In addition, Mr. Jacobson is eligible to receive an annual bonus, as well as Option grants, each determined by the Company at its sole discretion. Mr. Jacobson is entitled to participate in any group insured benefits programs established for the benefit of the Company’s employees in the manner and to the extent authorized by the Board.

The Company’s wholly owned subsidiary, Hortican Inc., entered into an employment agreement (the “Shum Agreement”) dated May 16, 2017 with Xiuming Shum. Pursuant to the Shum Agreement, Ms. Shum acts in the capacity of General Counsel and Corporate Secretary of the Company. The Shum Agreement provides for a salary of $175,000 per year for acting in such capacity plus reimbursement for all reasonable travel and other out-of-pocket expenses properly incurred by Ms. Shum from time to time in connection with performance of her duties. In addition, Ms. Shum is eligible to receive an annual bonus, as well as Option grants, each determined by the Company at its sole discretion. Ms. Shum is entitled to participate in any group insured benefits programs established for the benefit of the Company’s employees in the manner and to the extent authorized by the Board. Ms. Shum was entitled to a one-time payment of GBP 8,200 (approximately $14,400) upon execution of the Shum Agreement.

Termination and Change of Control Benefits

If a NEO is terminated without cause, the Company may be obligated to make payments or provide benefits to the NEO. Actions constituting “cause” include (i) the failure to perform his or her duties in a manner satisfactory to the Board, (ii) engagement in any act that is materially harmful to the Company, (iii) engagement in any illegal or dishonest behavior that benefits the NEO to the detriment of the Company, (iv) failure to abide by resolutions of the Board, and (v) failure to abide by corporate policies, procedures or codes of conduct. The Company, the Purchaser and Altria have agreed that the issuance of Shares in connection with the closing of the Transaction (assuming the Warrant is not exercised at closing of the Transaction) will not result in a change of control under any employment agreement to which the Company is a party.

Gorenstein Agreement

Upon termination without cause, the Company would be required to pay Mr. Gorenstein a pro-rated bonus for the period worked in the year of the termination, to be determined by the Company, acting reasonably, after consulting with Mr. Gorenstein, taking into consideration the performance of the Company and Mr. Gorenstein in the year of the termination. In addition, Mr. Gorenstein would be entitled to a separate severance payment equal to one year’s base salary plus a bonus to be determined by the Company acting reasonably, after consulting with Mr. Gorenstein, taking into consideration the performance of the Company and Mr. Gorenstein in the year of the termination. Mr. Gorenstein would remain eligible to participate in any group benefits plan of the Company for a period of 12 months following the date of termination without cause, subject to the plan terms and the agreement of the insurer.

In the case that Mr. Gorenstein’s employment is terminated without cause by the Company between four months prior to, or 12 months following a change of control, or Mr. Gorenstein resigns effective within four to 12 months following a change of control then, in addition to the other entitlements described above, Mr. Gorenstein’s severance entitlement would be doubled to an amount equal to two years’ base salary plus bonus (determined in accordance with the foregoing paragraph), and any Options previously granted that had not yet vested would immediately vest.

Had Mr. Gorenstein been terminated on December 31, 2017, the Company would have been required to pay Mr. Gorenstein US$200,000 plus a discretionary bonus amount in respect of the period worked in the year of the termination, as well as a discretionary severance bonus, each determined in accordance with the foregoing paragraphs. If such termination occurred between four months prior to, or 12 months following, a change of control, the Company would have been required to pay Mr. Gorenstein US$400,000 plus a discretionary bonus amount, determined in accordance with the foregoing paragraphs.

Hsu Agreement

In the case that Mr. Hsu’s employment is terminated without cause by the Company within 12 months of a change of control or Mr. Hsu resigns for good reason effective within 24 months following a change of control then, Mr. Hsu would be entitled to, in lieu of notice, the greater of (i) 12 months of base salary, payable by way of lump sum payment or salary continuance at the Company’s option; and (ii) the minimum termination pay and severance entitlements pursuant to applicable employment standards legislation. Mr. Hsu would remain eligible to participate in any group insured benefits, if any, for the notice period or the date upon which Mr. Hsu obtains alternative benefit coverage.

Hilson Agreement

In the event that Mr. Hilson’s engagement is terminated in connection with a change of control, Mr. Hilson is entitled to an early termination fee of $30,000. Mr. Hilson is not entitled to any payments or benefits upon termination in the absence of a change of control.

Had Mr. Hilson been terminated in connection with a change on control on December 31, 2017, the Company would have been required to pay Mr. Hilson $30,000.

Jacobson Agreement

Upon termination, the Company would be required to pay Mr. Jacobson a severance payment equal to one month of salary ($15,000) per year of continuous service (based on a start date of April 1, 2013), up to a maximum of nine months ($135,000). Mr. Jacobson is not entitled to any additional payments or benefits upon termination in connection with a change of control, beyond those set out above.

Had Mr. Jacobson been terminated on December 31, 2017, the Company would have been required to pay Mr. Jacobson approximately $60,000 (whether or not in connection with a change of control).

Neither the Hsu Agreement nor the Shum Agreement provides for any payments or benefits upon a termination without cause or in connection with a change of control of the Company.

DIRECTOR COMPENSATION

There were no standard or other arrangements under which independent directors of the Company were compensated in their capacity solely as directors during the financial year ended December 31, 2017. Certain consultants of the Company who were also directors of the Company received compensation in their capacity as consultants to the Company.

Directors who are executive officers of the Company or who are not otherwise “independent” for the purposes of NI 52-110 will not receive any compensation, other than Options, for serving as directors or for serving on any committees of directors.

Director Summary Compensation Table

The following table sets forth the information concerning the compensation earned by non-employee directors of the Company during the financial year ended December 31, 2017.

Name(1)(2)	Fees Earned ($)	Share- Based Awards ($)	Option- Based Awards(3) ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Jason Adler	Nil	Nil	2,644,750	Nil	Nil	Nil	2,644,750
Alan Friedman	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Michael Krestell	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)

Mr. Gorenstein, the Chairman, President and CEO of the Company, did not receive compensation for his service as a member of the Board. Please refer to “Statement of Executive Compensation” for specifics of the compensation provided to Mr. Gorenstein for the year ended December 31, 2017.

(2)	Mr. Rudyk was appointed as a director of the Company on February 1, 2018 and as Lead Director effective May 18, 2018.
(3)

Fair value of the Options was determined using the Black-Scholes option-pricing model. The following inputs were used, as determined by management: (i) risk-free interest rate; (ii) expected life of Options; (iii) expected annualized volatility; (iv) expected dividend yield; and (v) weighted average Black- Scholes value at grant date. Volatility was estimated using the historical volatility of the Company and other companies that the Company considers comparable that have trading and volatility history prior to the Company becoming public.

Incentive Plan Awards

All directors were entitled to participate in the 2015 Option Plan. During the financial year ended December 31, 2017, 1,800,000 Options to purchase Shares were granted to, and 207,841 Options to purchase Shares were exercised by, non-employee directors under the 2015 Option Plan. As at December 31, 2017, under the 2015 Option Plan, the Company had outstanding Options to purchase an aggregate of 11,603,750 Shares, of which 3,332,667 were issued to non-employee directors.

Outstanding Option-Based and Share-Based Awards

The following table sets forth the information concerning all Option-based and Share-based awards outstanding for each non-employee director of the Company as at December 31, 2017.

	Option-Based Awards				Share-Based Awards
Name(1)	Number of Securities Underlying Unexercised Options	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options(2) ($)	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Share-Based Awards that have not Vested ($)	Market or Payout Value of Vested Share- Based Awards not Paid Out or Distributed ($)
Jason Adler	83,334	0.50	August 5, 2021	770,006	Nil	Nil	Nil
	1,200,000	1.23	October 6, 2021	10,212,000	Nil	Nil	Nil
	1,300,000	3.14	April 12, 2022	8,580,000	Nil	Nil	Nil
	500,000	2.42	August 23, 2022	3,660,000	Nil	Nil	Nil
Alan Friedman	83,000	1.23	October 6, 2021	706,330	Nil	Nil	Nil
Michael Krestell	83,333	0.50	August, 5, 2021	769,997	Nil	Nil	Nil
	83,000	1.23	October 6, 2021	706,330	Nil	Nil	Nil

Notes:

(1)	Mr. Rudyk was appointed to the Board effective February 1, 2018.
(2)	Based on the closing price of the Shares on the TSX-V on December 29, 2017, being $9.74 per Share, and the exercise price of the Options.

Value Vested or Earned During the Year

The following table sets forth the details regarding the value vested or earned of Option-based and Share-based awards for each non-employee director of the Company for the financial year ended December 31, 2017.

Name(1)	Option-Based Awards – Value Vested During the Year ($)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Jason Adler	594,868	Nil	Nil
Alan Friedman	148,042	Nil	Nil
Michael Krestell	71,295	Nil	Nil

Notes:

(1)	Mr. Rudyk was appointed to the Board effective February 1, 2018.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the number of securities to be issued upon exercise of outstanding Options, the weighted average exercise summary information regarding the Company’s equity compensation plans as of December 31, 2017.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities remaining Available for future issuance Under equity compensation Plans (excluding securities reflected in the first column)
Equity compensation plans approved by securityholders	11,603,750 (1)	$2.05	3,332,310(2)
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	11,603,750	$2.05	3,332,310

Notes:

(1)	Shares to be issued on the exercise of outstanding Options governed by the 2015 Option Plan.
(2)	Based on 10% of the 149,360,603 Shares issued and outstanding as of December 31, 2017.

The following table sets forth the annual burn rate, calculated in accordance with the TSX Company Manual, in respect of each of the equity compensation plans for each of the three most recently completed years:

	2017(2)	2016(2)	2015(2)
2018 Option Plan(1)	N/A	N/A	N/A
2015 Option Plan	4.75%	7.01%	0.00%

Notes:

(1)	No Options were granted under the 2018 Option Plan prior to June 28, 2018.
(2)	The annual burn rate is calculated as follows and expressed as a percentage:

Number of Options granted under the specific plan during the applicable fiscal year

Weighted average number of securities outstanding for the applicable fiscal year.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or proposed director, executive officer or employee of the Company, or any associate of any of the foregoing, is, or has been at any time since the beginning of the Company’s most recently completed financial year, indebted to the Company or any of its subsidiaries, either in connection with the purchase of Company securities or otherwise.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Management of the Company is not aware of any material interest, direct or indirect, of any informed person of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries or affiliates.

ADDITIONAL INFORMATION

Additional information relating to the Company, including financial information, is provided in the Company’s audited consolidated financial statements for the year ended December 31, 2017 and related management’s discussion and analysis.

Copies of these documents are available without charge from the Company by request to Investor Relations at 720 King Street West, Suite 320, Toronto, Ontario, M5V 2T3, or by e-mail request to investor.relations@thecronosgroup.com, or by referring to the Company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

If you have questions or need assistance with the completion and delivery of your proxy, you may contact the Proxy Solicitation Agent by telephone at 1-888-750-5834 (toll-free in North America) or 1-222-750-5833 (collect outside North America).

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Circular and the sending thereof to Shareholders, to each director of the Company, to the auditors of the Company and to the appropriate governmental and regulatory agencies have been approved by the Board.

DATED at Toronto, Ontario this 31st day of December, 2018.

“Michael Gorenstein”

Michael Gorenstein

Chairman, Chief Executive Officer and President

SCHEDULE A

Transaction Approval Resolution

BE IT RESOLVED as an ordinary resolution that:

1.    The issuance by Cronos Group Inc. (the “Company”) to Altria Summit LLC (“Purchaser”) in a private placement transaction (the “Investment”) of (i) 146,220,892 common shares (“Common Shares”) in the capital of the Company (subject to adjustment in accordance with the terms of the Subscription Agreement (as defined below)) and (ii) one warrant (the “Warrant”) of the Company (which may be exercised in full or in part at any time and from time to time) entitling the holder thereof, upon the valid exercise in full thereof, to acquire, accept and receive from the Company an aggregate of 72,207,848 Common Shares (subject to adjustment in accordance with the terms of the Subscription Agreement and to the terms and conditions of the warrant certificate (the “Warrant Certificate”) representing and evidencing the Warrant, including those relating to the adjustment of the number of Common Shares issuable upon the exercise of the Warrant), in each case subject to the terms and conditions of the subscription agreement, dated as of December 7, 2018, entered into by and among the Company, Purchaser and Altria Group, Inc. (“Parent”), as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms therein (the “Subscription Agreement”), which Investment could “materially affect control” (as defined in the Toronto Stock Exchange Company Manual, as amended) of the Company, and the performance by the Company of its obligations under the Subscription Agreement and the Warrant Certificate, all as more particularly described in the management information circular of the Company dated December 31, 2018 (the “Company Circular”) filed in connection with special meeting of shareholders of the Company expected to be held on February 21, 2019 (the “Company Meeting”), as it may be amended, modified or supplemented from time to time in accordance with the Subscription Agreement, is hereby authorized and approved.

2.    The Subscription Agreement and the transactions contemplated thereby, the actions of the directors of the Company in approving the Subscription Agreement, and actions of the directors and officers of the Company in executing and delivering the Subscription Agreement, and any amendments, modifications or supplements thereto, are hereby ratified, authorized and approved.

3.    The execution and delivery of the Transaction Documents (as defined in the Subscription Agreement) and such other agreements, arrangements, documents and instruments necessary or desirable to consummate the transactions contemplated by the Subscription Agreement, if any, including but not limited to the investor rights agreement to be entered into by and among the Company, Purchaser and Parent (the “Investor Rights Agreement”), and the performance by the Company of its obligations under the Subscription Agreement, each of the Transaction Documents and such other agreements, arrangements, documents and instruments, if any, including, for certainty, the issuance of securities thereunder pursuant to the “Pre-Emptive Right”, the “Top-Up Right” or otherwise (each as more particularly described in the Company Circular), are hereby ratified, authorized and approved, as applicable.

4.    Upon the closing of the Investment (the “Closing”) or as promptly as practicable thereafter, and subject to the election of the Purchaser Nominees (as defined in the Subscription Agreement) by the shareholders of the Company at the Company Meeting, (a) Alan Friedman and Michael Coates shall hereby be removed as directors of the Company, and (b) the board of directors of the Company shall consist of the following seven individuals (and for greater certainty, at such time, any directors of the Company other than the following seven individuals shall hereby be removed as directors of the Company), each to hold office until his or her successor has been duly elected and/or appointed and qualified or until his or her earlier death, resignation or removal pursuant to the articles of incorporation of the Company (as amended) and by-laws of the Company (as amended), the Investor Rights Agreement and applicable law:

•	Michael Gorenstein

•	Jason Adler

•	James Rudyk

•	Kevin C. Crosthwaite Jr.

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•	Bronwen Evans

•	Murray R. Garnick

•	Bruce A. Gates

5.    Any officer or director of the Company (each an “Authorized Signatory”) be and is hereby authorized and directed for and on behalf of the Company to execute and/or deliver or cause to be executed and/or delivered, under the corporate seal of the Company or otherwise, all such other documents and instruments and to perform or cause to be performed all such other acts and things as such Authorized Signatories determine may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and/or delivery of such document or instrument or the doing of any such act or thing.

6.    Subject to the terms and conditions of the Subscription Agreement, notwithstanding the foregoing approvals, the directors of the Company be and are hereby authorized not to proceed with the Investment and the transactions contemplated by the Subscription Agreement.

7.    The omission from these resolutions of any agreement or other arrangement contemplated by any of the agreements, arrangements, documents and instruments described in the foregoing resolutions or any action to be taken in accordance with any requirements of any of the agreements, arrangements, documents and instruments described in the foregoing resolutions shall in no manner derogate from the authority of any Authorized Signatory to take all actions necessary or desirable or required by applicable law to consummate, effectuate, carry out or further the transactions contemplated by and the intent and purposes of the foregoing resolutions.

All actions previously taken by any Authorized Signatory in good faith and in connection with the transactions contemplated by the foregoing resolutions are hereby ratified, authorized and approved.

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SCHEDULE B

Fairness Opinion

December 7, 2018

The Board of Directors

Cronos Group Inc.

720 King Street West, Suite 320

Toronto, Ontario

M5V 2T3

Dear Members of the Board:

We understand that Cronos Group Inc., an Ontario corporation (the “Company”), Altria Group, Inc., a Virginia corporation (the “Investor”) and Altria Summit LLC, a Virginia limited liability company and a wholly-owned subsidiary of the Investor (the “Purchaser”) propose to enter into a subscription agreement (the “Subscription Agreement”) pursuant to which the Company intends to issue and sell to the Purchaser, on a private placement basis: (i) 146,220,892 common shares of the Company (“Common Shares”) and (ii) a warrant to purchase up to an additional 72,207,848 Common Shares (subject to certain anti-dilution adjustments) (the “Warrant”), for an aggregate purchase price (the “Consideration”) of $2,376,089,495 (the “Transaction”). We further understand that the Company plans to enter into the Commercial Agreements and the Investor Rights Agreement, each as defined below. The terms and conditions of the Transaction are more fully set forth in the Subscription Agreement.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to the Company of the Consideration to be paid to the Company pursuant to the Transaction.

In connection with this opinion, we have:

(i)	Reviewed the financial terms and conditions of a draft of the Subscription Agreement (draft dated December 6, 2018);

(ii)

Reviewed a draft of the investor rights agreement (draft dated December 6, 2018) to be entered into by and among the Company, the Investor and the Purchaser providing for the manner in which the Company’s affairs shall be conducted and granting the Investor certain rights with respect to its beneficial ownership of Common Shares (the “Investor Rights Agreement”);

(iii)

Reviewed a draft of the Warrant certificate (draft dated December 6, 2018) representing the Warrant exercisable, from time to time, over a term of four years at an exercise price of $19.00 per Common Share (subject to certain anti-dilution adjustments) (the “Warrant Certificate”);

(iv)	Reviewed publicly available historical business and financial information relating to the Company;

(v)	Reviewed various financial forecasts and other data provided to us by the Company relating to the business of the Company, both on a stand-alone basis and pro-forma for the Transaction;

The Board of Directors

Cronos Group Inc.

December 7, 2018

(vi)	Held discussions with members of the senior management of the Company and the Investor with respect to the business and prospects of the Company;

(vii)	Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the business of the Company;

(viii)	Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally relevant in evaluating the business of the Company;

(ix)	Reviewed historical share prices and trading volumes of the Common Shares;

(x)	Reviewed the potential pro forma financial impact of the Transaction on the Company based on the financial forecasts referred to above relating to the Company;

(xi)	Reviewed a certificate of representation as to certain factual matters dated the date hereof, addressed to Lazard Canada Inc. (“Lazard”) and provided by certain senior officers of the Company; and

(xii)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

With the consent of the Company, we have assumed and relied upon the accuracy, completeness and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from publicly available sources, or supplied or otherwise made available to us by the Company, including the information referred to above, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or concerning the solvency or fair value of the Company, and we have not been furnished with any such valuation or appraisal. With respect to the financial forecasts utilized in our analyses, we have assumed, with the consent of the Company, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of the Company. We assume no responsibility for and express no view as to any such forecasts or the assumptions on which they are based. Senior officers of the Company have represented to us, in a certificate dated as at the date hereof, among other things, that to the best of their knowledge after due inquiry, with the exception of certain forecasts, projections or estimates, (i) the information, data, opinions, representations and other materials (oral or written) (collectively referred to as the “Information”) provided to us and our affiliates by or on behalf of the Company, as the case may be, in the aggregate, was at the dates the Information was provided and is at the date hereof true, complete and correct and not misleading in light of the circumstances under which it was made or presented and did not and does not contain any untrue statement of a material fact (as defined in the Securities Act (Ontario) (the “Act”)) or omit to state a material fact necessary to make the Information not misleading in light of the circumstances under which the Information was provided; and (ii) since the dates on which the Information was provided, there has been no material change (as defined in the Act) or new material fact, financial or otherwise, relating to the

The Board of Directors

Cronos Group Inc.

December 7, 2018

Transaction, the financial condition, assets, liabilities (contingent or otherwise), business, affairs, operations or prospects of the Company or any of its subsidiaries, associates or affiliates or any change in any material fact or in any material element of any of the Information, or new material fact, any of which is of a nature as to render any portion of the Information untrue or misleading in any material respect or which would reasonably be expected to have a material effect on this opinion.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the price at which shares of the Company may trade at any time. In connection with our engagement, we were not authorized to, and we did not, solicit indications of interest from third parties regarding a potential transaction with the Company. In addition, our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which the Company might engage or the merits of the underlying decision by the Company to engage in the Transaction or enter into the Investor Rights Agreement or the Commercial Agreements.

We have assumed, with the consent of the Company, that the Subscription Agreement and the Investor Rights Agreement, when executed, and the Warrant Certificate, when issued, will conform to the drafts reviewed by us in all material respects. Representatives of the Company have advised us that in connection with the Transaction, the Company, the Investor and/or affiliates of the Investor will enter into one or more commercial support agreements pursuant to which the Investor and/or its affiliates will provide services to the Company on customary, arm’s-length terms relating to marketing and brand management, government affairs, regulatory affairs, and research and development (the “Commercial Agreements”). Drafts of the Commercial Agreements are not yet available and, with the consent of the Company, we have assumed that such agreements will not have any adverse impact on the Company or the Transaction. In rendering our opinion, we have assumed, with the consent of the Company, that the Transaction will be consummated on the terms described in the Subscription Agreement without any waiver or modification of any material terms or conditions. We also have assumed, with the consent of the Company, that obtaining the necessary shareholder, governmental, regulatory, stock exchange or third party approvals and consents for the Transaction will not have an adverse effect on the Company or the Transaction. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, including, without limitation, the potential impact of cannabis laws and regulations on the Company or the Transaction, as to which we understand the Company obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects (other than the Consideration to the extent expressly specified herein) of the Transaction, including, without limitation, the form or structure of the Transaction, the Investor Rights Agreement, the Commercial Agreements or any other agreements or arrangements entered into in connection with, or contemplated by, the Transaction. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration or otherwise.

The Board of Directors

Cronos Group Inc.

December 7, 2018

Pursuant to an engagement agreement dated October 9, 2018, Lazard is acting as financial advisor to the Company in connection with the Transaction and will receive a fee for such services, a portion of which is payable upon the rendering of this opinion and substantially all of which is contingent upon the closing of the Transaction.

Lazard may, in the future, provide certain investment banking services to the Company, the Investor or any of their respective affiliates. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of the Company, the Investor and certain of their respective affiliates for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of the Company, the Investor and certain of their respective affiliates. The issuance of this opinion was approved by the opinion committee of Lazard.

Our engagement and the opinion expressed herein are solely for the benefit of the Board of Directors of the Company (in its capacity as such) and our opinion is rendered to the Board of Directors of the Company in connection with its evaluation of the Transaction. Our opinion is not intended to and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the Transaction or any matter relating thereto. Except for the inclusion of this opinion in its entirety and a summary thereof (in a form acceptable to us) in the management information circular provided to holders of Common Shares in connection with the Transaction, this opinion is not to be reproduced, disclosed, summarized or quoted from without our prior written consent.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid to the Company pursuant to the Transaction is fair, from a financial point of view, to the Company.

Very truly yours,

LAZARD CANADA INC.

By	/s/ Tim Loftsgard
Tim Loftsgard
Managing Director

SCHEDULE C

Consent of Financial Advisor

Lazard Canada Inc. hereby irrevocably consents to the references to our firm and to our opinion letter dated December 7, 2018 (“Fairness Opinion”) in the management information circular of Cronos Group Inc. (the “Company”) dated December 31, 2018 (the “Circular”), and to the inclusion of the full text and a summary of our Fairness Opinion as an attachment to the Circular. We are providing this irrevocable consent solely to meet the requirements of applicable securities laws and, in providing our consent, we do not intend or permit that any person other than the board of directors of the Company (the “Board”) shall rely upon our Fairness Opinion, which is intended solely for the use and benefit of the Board in considering the Transaction (as such term in defined in the Circular).

Dated at Toronto, Ontario, Canada this 31st day of December, 2018.

Yours truly,

(signed) “Lazard Canada Inc.”

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